    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 5, 1998
                                                    REGISTRATION NO. 333-59261

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            -------------------------

                                ATMEL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                        ---------------------------------

         CALIFORNIA                                           77-0051991
(STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NO.)

                              2325 ORCHARD PARKWAY
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 441-0311

       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                        ---------------------------------

                                 GEORGE PERLEGOS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                ATMEL CORPORATION
                              2325 ORCHARD PARKWAY
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 441-0311
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                        ---------------------------------

                                   Copies to:
                             MARK A. BERTELSEN, ESQ.
                               JOHN A. FORE, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                           PALO ALTO, CALIFORNIA 94301
                          ----------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            -------------------------


      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED OCTOBER 5, 1998

PROSPECTUS
                                ATMEL CORPORATION
            ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2018
                                       AND
             SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF

         This Prospectus relates to $340,400,000 aggregate principal amount at maturity of Zero Coupon Convertible Subordinated Debentures due 2018 (the "Debentures") of Atmel Corporation ("Atmel" or the "Company",) and the shares of Common Stock, no par value (the "Common Stock"), of the Company issuable upon the conversion of the Debentures (the "Conversion Shares"). The Debentures and the Conversion Shares may be offered from time to time for the accounts of the holders named herein (the "Selling Securityholders").


          The Debentures are convertible at any time prior to maturity, unless previously redeemed or otherwise purchased, into Common Stock at a conversion rate of 13.983 shares per $1,000 principal amount at maturity. The conversion rate will not be adjusted for accrued Original issuance Discount (as defined), but will be subject to adjustment in certain events. See "Description of Debentures--Conversion of Debentures." The reported last sale price of the Company's Common Stock on the Nasdaq National Market on October 1, 1998 was
$8 1/16 per share.


          The Debentures were issued at an original price of $337.85 per $1,000 principal amount at maturity (the "Issue Price"), which represented at issuance an original issue discount of 66.215% from the principal amount thereof payable at maturity (the "Original Issue Discount"). The Issue Price represents a yield to maturity of 5.50% per annum (computed on a semi-annual bond equivalent basis).

          Prior to April 21, 2003, the Debentures are not redeemable at the option of the Company. Thereafter, the Debentures are redeemable at the option of the Company at Redemption Prices (as defined) equal to the Issue Price plus accrued Original Issue Discount to the date of redemption. See "Description of Debentures--Redemption of Debentures at the Option of the Company."


          The Debentures may be purchased by the Company, at the option of the holder, as of April 21, 2003, April 21, 2008 and April 21, 2013 for Purchase Prices equal to the Issue Price plus accrued Original Issue Discount from and including the Issue Date and to but excluding such dates. Subject to certain conditions, the Company may elect to pay any such Purchase Price in cash or Common Stock, or any combination thereof. See "Description of Debentures--Purchase of Debentures at the Option of the Holder." The Debentures may also be redeemed at the option of the holder if there is a Fundamental Change (as defined) at Redemption Prices equal to the Issue Price plus accrued Original Issue Discount to the date of redemption, subject to adjustment in certain circumstances as described herein. In the event of a Fundamental Change, there can be no assurance that the Company will have or be able to acquire sufficient funds to redeem the Debentures. See "Description of Debentures--Redemption at Option of the Holder Upon a Fundamental Change." The Debentures will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. At June 30, 1998, the Company had $521.9 million of indebtedness outstanding that would have constituted Senior Indebtedness, and the Company's subsidiaries had approximately $484.9 million of indebtedness and other liabilities outstanding (excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the Debentures would have been effectively subordinated.


          The Debentures and the Conversion Shares may be offered by the Selling Securityholders from time to time in transactions (which may include block transactions in the case of the Conversion Shares) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Debentures or Conversion Shares directly or to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Debentures or Conversion Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Debentures or Conversion Shares by the Selling Securityholders. The Company has agreed to pay all expenses incident to the offer and sale of the Debentures and Conversion Shares offered by the Selling Securityholders hereby, except that the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. See "Plan of Distribution."


          The Debentures have been designated for trading on The Portal Market. Debentures sold pursuant to this Prospectus will not remain eligible for trading on The Portal Market since they are no longer "restricted securities" within the meaning of the Securities Act of 1933, as amended. The Company does not intend to list the Debentures on any national securities exchange or on the Nasdaq National Market. The Common Stock is traded on the Nasdaq National Market under the symbol "ATML."


                          ----------------------------

   SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS
    THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES AND
                        CONVERSION SHARES OFFERED HEREBY.
                           --------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            -------------------------



                 The date of this Prospectus is         , 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Room 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549, at prescribed rates, or on the World Wide Web at http://www.sec.gov. Copies of other materials concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debentures and Conversion Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the Debentures and the Conversion Shares, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.


                       DOCUMENTS INCORPORATED BY REFERENCE


          The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 (as amended on Form 10-Q/A filed on September 28, 1998) and June 30, 1998, (iii) the Company's Current Reports on Form 8-K filed on April 22, 1998 and April 16, 1998, and (iv) the Company's Forms 8-A filed February 20, 1991 (as amended on Form 8-A/A filed on March 14, 1991) and September 15, 1998. All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof.


         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement. Upon written or oral request, the Company will provide without charge to each person to whom a copy of this Prospectus is delivered a copy of any of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted to Investor Relations, at the principal executive offices of the Company in writing at Atmel Corporation, 2325 Orchard Parkway, San Jose, California 95131 or by telephone at (408) 441-0311.

                           FORWARD-LOOKING STATEMENTS


          Certain statements in this Prospectus or incorporated by reference in this Prospectus are forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this Prospectus that are not purely historical are forward- looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on current expectations and projections about the semiconductor industry and assumptions made by the management and are not guarantees of future performance. Therefore, actual events and results may differ materially from those expressed or forecasted in the forward-looking statements due to factors such as the effect of changing economic conditions, material changes in currency exchange rates, conditions in the overall semiconductor market (including the historic cyclicality of the industry), continued financial turmoil in the Asian markets, risks associated with product demand and market acceptance risks, the impact of competitive products and pricing, delays in new product development, fab capacity utilization, product mix and technological risks and other risk factors identified in "Risk Factors" and elsewhere in this Prospectus. The Company undertakes no obligation to update any forward-looking statements in this Prospectus.

                               PROSPECTUS SUMMARY

         The following information is qualified in its entirety by the more detailed financial and other information appearing elsewhere in this Prospectus and in the documents incorporated by reference herein. Except as otherwise indicated, all references to the "Company" or "Atmel" refer to Atmel Corporation and its wholly-owned subsidiaries, unless the context otherwise requires.

                                   THE COMPANY

         Atmel designs, develops, manufactures and markets a broad range of high performance non-volatile memory and logic integrated circuits using its proprietary complementary metal-oxide semiconductor (CMOS) technologies. The Company's non-volatile memory products consist primarily of Flash memories, electrically erasable programmable read-only memories (EEPROMs) and erasable programmable read-only memories (EPROMs). The Company's logic products consist of application-specific integrated circuits (ASICs), Flash microcontrollers and programmable logic devices (EPLDs and FPGAs). These products are used in a wide array of applications in the telecommunications, consumer electronics, computing, networking, industrial control and instrumentation, automotive and avionics markets. In March 1998, the Company acquired the integrated circuit business of Temic Telefunken Microelectronic ("Temic") of Heilbronn, Germany, a wholly owned subsidiary of Daimler-Benz A.G., for approximately $108 million cash. Temic designs, manufactures and sells analog, microcontroller and ASIC products that service the automotive, telecommunications, consumer and industrial markets.



         Atmel was incorporated in California on December 5, 1984. Its principal executive offices are located at 2325 Orchard Parkway, San Jose, California 95131, and its telephone number is (408) 441-0311.

                                  THE OFFERING


Securities Offered............... $340,400,000 principal amount at maturity of
                                  Zero Coupon Convertible Subordinated
                                  Debentures due 2018 (the "Debentures") and the shares of Common Stock of the Company issuable upon conversion of the Debentures (the "Conversion Shares"). There will be no periodic interest payments on the Debentures. See "Description of Debentures -- General."

Issue Price...................... The Debentures were originally sold at an issue price of 33.785% of the principal amount at maturity (the "Issue Price").

Yield to Maturity of
   Debentures.................... 5.50% per annum (computed on a semi-annual bond equivalent basis) calculated from April
                                  21, 1998.

Conversion....................... The Debentures are convertible, at the option of the holder, at any time prior to maturity, unless previously redeemed or otherwise purchased by the Company, into Common Stock at the rate of 13.983 shares per $ 1,000 principal amount at maturity of the Debentures (the "Conversion Rate"). The Conversion Rate will not be adjusted for accrued Original Issue Discount (as defined), but will be subject to adjustment upon the occurrence of certain events. Upon conversion, the holder will not receive any cash payment representing accrued Original Issue Discount; such accrued Original Issue Discount will be deemed paid by the Common Stock received upon conversion. See "Description of Debentures -- Conversion of Debentures."


Subordination.................... The Debentures are subordinated in right of payment to all existing and future Senior
                                  Indebtedness (as defined) of the Company and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. At June 30, 1998, the Company had $521.9 million of indebtedness outstanding that constituted Senior Indebtedness, and the Company's subsidiaries had approximately $484.9 million of indebtedness and other liabilities outstanding (excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the Debentures would have been effectively subordinated. See "Description of Debentures -- Subordination of Debentures."

Original Issue Discount.......... The Debentures were issued at an Original
                                  Issue Discount for Federal income tax purposes equal to the excess of the principal amount at maturity of the Debentures over their Issue Price. Prospective purchasers of Debentures should be aware that, although there will be no periodic payments of interest on the Debentures, accrued Original Issue Discount will be included periodically in a holder's gross income for Federal income tax purposes prior to conversion, redemption, other disposition or maturity of such holder's Debentures, whether or not such Debentures are ultimately converted, redeemed, sold (to the Company or otherwise) or paid at maturity. See "Certain Federal Income Tax Considerations."

Sinking Fund..................... None.

Redemption....................... The Debentures are not redeemable by the
                                  Company prior to April 21, 2003. Thereafter, the Debentures will be redeemable for cash, at the option of the Company, in whole at any time or in part from time to time, at Redemption Prices equal to the Issue Price plus accrued Original Issue Discount to the date of redemption. See "Description of Debentures -- Redemption of Debentures at the Option of the Company."

Fundamental Change............... The Debentures may be redeemed at the option of the holder if there is a Fundamental Change (as defined) at a Fundamental Change Redemption Price equal to the Issue Price plus accrued Original Issue Discount to the date of redemption, subject to adjustment in certain circumstances. See "Description of Debentures -- Redemption at Option of the Holder Upon a Fundamental Change."

Purchase at the Option of the
  Holder......................... The Debentures may be purchased by the
                                  Company, at the option of the holder, as of April 21, 2003, April 21, 2008 and April 21, 2013 for Purchase Prices equal to the Issue Price plus accrued Original Issue Discount from and including the Issue Date and to but excluding such dates. The Company may, at its option, elect to pay any such Purchase Price in cash or Common Stock, or any combination thereof. See "Description of Debentures -- Purchase of Debentures at the Option of the Holder."


Use of Proceeds.................. The aggregate net proceeds to the Company from the initial private placement of the
                                  Debentures were approximately $111 million.
                                  The Company used the net proceeds, together with its existing cash, to repay approximately $108 million outstanding under the Company's Credit Agreement with NationsBank, N.A. (the "Credit Agreement"), plus accrued interest thereon to lower its cost of funds. The Company entered into the Credit Agreement to provide financing for the Temic acquisition. The amounts outstanding under the Credit Agreement matured on June 2, 1998, and bore interest at LIBOR plus 0.90%. Upon the repayment of the amounts due under the Credit Agreement, the Credit Agreement was terminated. The Company will not receive any of the proceeds from the sale by Selling Securityholders of the Debentures or the Conversion Shares.


Registration Rights.............. The Company has agreed, for the benefit of the holders of the Debentures, to file with the Commission as soon as practicable, but in any event within 90 days after the first date of original issuance of the Debentures, a shelf registration statement (the "Shelf Registration Statement"), of which this Prospectus forms a part, covering resales of the Debentures and the Conversion Shares (the "Registrable Securities"). The Company will use its best efforts to cause the Shelf Registration Statement to become effective as promptly as is practicable, but in any event within 180 days after such first date of original issuance, and to keep the Shelf Registration Statement effective until the earlier of (i) the sale pursuant to the Shelf Registration Statement of all the Registrable Securities and (ii) the expiration of the holding period applicable to the Registrable Securities held by nonaffiliates of the Company under Rule 144(k) of the Securities Act, or any successor provision, subject to certain permitted exceptions. See "Description of Debentures -- Registration Rights."

                                  RISK FACTORS

         An investment in the Debentures and underlying Conversion Shares offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth or incorporated by reference in this Prospectus, in connection with an investment in the Debentures and underlying Conversion Shares. This Prospectus, including the documents incorporated by reference herein, contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus or incorporated by reference herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document or incorporated by reference herein are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.


         Factors Affecting Recent Operating Results. The semiconductor industry is cyclical in nature, and during the last twelve months the industry has experienced a significant downturn, characterized, among other things, by diminished product demand, production overcapacity and subsequent erosion of average selling prices of products. As a result of such factors, the Company's net income decreased 99.1 percent to $1.8 million in 1997 from $201.7 million in 1996. Specifically, the decrease was primarily due to a $112.0 million decrease in revenues and pre-tax charges in the fourth quarter of 1997 of $160.0 million relating to write-downs of accounts receivable ($41.3 million) and inventories ($48.5 million), consolidation of the Company's manufacturing operations in France ($58.0 million), loss from sales of investments ($6.0 million) and a miscellaneous reserve ($6.2 million).

         The Company also experienced net losses of $26.0 million and $44.5 million for the quarters ended March 31 and June 30, 1998, respectively. The loss for the quarter ended March 31, 1998 was due primarily to the in-process research and development expense in the amount of $32.2 million purchased in connection with the Temic acquisition and the increase of income tax expense. The loss for the quarter ended June 30, 1998 was due primarily to pre-tax charges of $70.0 million relating to the write-down of certain manufacturing equipment and machinery with older process technologies ($65.0 million) and a reserve for severance costs for reducing 10 percent of the Company's workforce ($5.0 million). The Company could continue to experience net losses in the future to the extent that the downturn in the semiconductor industry continues, and no assurance can be given that the Company's operating results will not be materially adversely affected by such events in the future.



         Factors Generally Affecting Revenue and Quarterly Operating Results. The Company believes that its future operating results will be subject to quarterly variations based upon a wide variety of factors, many of which are not in the Company's control, including fluctuations in manufacturing yields, the timing of introduction of new products, changes in product mix, the extent of utilization of manufacturing capacity, the cyclical nature of both the semiconductor industry and the markets addressed by the Company's products, product obsolescence, price erosion, competitive factors and fluctuations in currency exchange rates. Any unfavorable changes in these factors could materially and adversely affect the Company's operating results.

         In particular, the Company believes that its future sales growth will depend substantially on the success of its new products. New products are generally incorporated into customers' products or systems at the design stage. However, design wins may precede volume sales generation by a year or more. No assurance can be given that the Company will achieve design wins or that any design win will result in future revenues, which depend in large part on the success of the customers' end product or system. The Company expects the average selling price of each product to decline as individual products mature, typically within two years, and competitors enter the market. To offset average selling price decreases, the Company relies primarily on attaining cost reductions in the manufacturing of those products, increased unit demand to absorb fixed costs and introducing new, higher priced products, which incorporate advanced features or integrated technologies to address new or emerging markets. To the extent that such cost reductions and new product introductions do not occur in a timely manner, the Company's operating results could be adversely affected. In addition, due in part to overcapacity in the semiconductor industry, the Company's quarterly revenues and operating results have become increasingly dependent upon orders booked and shipped within a given quarter. To the extent this trend continues, the Company's quarterly results will be less predictable and subject to greater variability.

         In March 1998, the Company acquired the integrated circuit business of Temic Telefunken Microelectronic ("Temic") of Heilbronn, Germany, a wholly-owned subsidiary of Daimler-Benz A.G., for approximately $108 million cash. In order to improve operating results, the Company intends to reduce Temic's operating expenses, which will be achieved, in part, through reductions in personnel and re-balancing of its manufacturing capacity. However, the Company's ability to reduce the number of employees will be subject to government approvals in France and Germany, and there can be no assurance that the Company will be able to achieve such expense reductions in the near term. The success of the Temic acquisition is also dependent upon the Company's ability to increase revenues, which will be based, in part, on the Company's ability to develop new products based on Temic's RF and silicon germanium technologies.

         Declining Gross Margins; Risks with Fabrication of Wafers. The Company has made substantial capital expenditures to increase its wafer fabrication capacity at its facilities in Colorado Springs, Colorado and Rousset, France, and acquired two wafer fabrication facilities in connection with its acquisition of Temic. In 1997 and the first half of 1998, the Company's gross margin declined significantly as a result of (i) the increase in fixed costs and operating expenses related to this expansion of capacity, (ii) lower product margins in many of the Company's non-volatile memory products and, (iii) in 1998, the inclusion of costs of sales from Temic. If the Company's revenues do not increase substantially in the second half of 1998 and in future periods, the Company's gross margin will continue to decline from the gross margin experienced in 1997.


         The Company has lowered its capital expenditure plan to below $200 million in 1998 and will focus on implementing chemical mechanical planarization
(CMP), 0.35-micron and 0.25-micron technologies in its wafer manufacturing facilities. Successful implementation of these technologies will enable the Company to achieve cost reductions through die shrinks. However, the fabrication of integrated circuits, particularly non-volatile, erasable CMOS memory and logic devices such as those manufactured by the Company, is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. The Company may experience problems in achieving acceptable yields in the manufacture of wafers, particularly in connection with the expansion of its capacity and related transitions. The interruption of wafer fabrication or the failure to achieve acceptable manufacturing yields at any of the Company's facilities would have a material adverse effect on the Company's operations.

         There can be no assurance that market conditions will permit the Company to fully utilize its wafer fabrication capacity or that the increases in fixed costs and operating expenses related to manufacturing overcapacity will not materially and adversely affect the Company's operating results, if net revenues do not increase sufficiently from current levels. The Company experienced production delays and yield difficulties in connection with earlier expansions of its wafer fabrication capacity and experienced overcapacity at its Colorado Springs facility in 1991. Production delays, difficulties in achieving acceptable yields at any of its fabrication facilities or overcapacity could materially and adversely affect the Company's operating results.

         Cyclical Nature of Semiconductor Industry. The semiconductor industry has historically been characterized by wide fluctuations in product supply and demand. From time to time, and during the past twelve months, the industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity and subsequent accelerated erosion of average selling prices, and in some cases have lasted for more than a year. The Company's business could be materially and adversely affected by industry-wide fluctuations in the future. The commodity memory portion of the semiconductor industry, from which the Company has historically derived more than half its revenues, continued to suffer from excess capacity in 1997 and the first half of 1998, which led to abnormal price erosion during these periods. If these conditions extend through 1998, the Company's growth and operating results would continue to be materially and adversely affected. In addition, in the past, the Company's operating results were adversely affected by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilization of the Company's manufacturing capacity. The Company's continued success will depend in large part on the continued growth of various electronics industries that use semiconductors, including manufacturers of computers, telecommunications equipment, automotive electronics, industrial controls, consumer electronics equipment and military equipment, and a better supply and demand balance within the industry. No assurance can be given that the Company will not be materially and adversely affected in the future by cyclical conditions in the semiconductor industry or by slower growth in any of the markets served by the Company's products.


         Competition. The semiconductor industry is intensely competitive and is characterized by rapid technological change, rapid product obsolescence and price erosion. Throughout its product line, the Company competes with a number of semiconductor manufacturers, such as SGS-Thompson, Intel, AMD, Sharp and Fujitsu, which are among the largest in the world. These competitors have substantially greater financial, technical, marketing and management resources than the Company. As the Company has introduced its new Flash products, it is increasingly competing directly with SGS-Thompson, Intel, AMD, Sharp and Fujitsu, and there can be no assurance that the Company will be able to compete effectively. The Company also competes with emerging companies attempting to sell products in specialized markets such as those addressed by the Company. The Company competes principally on the basis of the technical innovation and performance of its CMOS products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the past 18 months, the Company has experienced significant price competition in its non-volatile memory business and especially for its EPROM products. The Company expects competitive pressures to increase in its markets from existing companies and new entrants, which among other things could further accelerate the trend of decreasing average selling prices for its products.

         In addition to the factors described above, the ability of the Company to compete successfully depends on a number of factors, including its success in designing and manufacturing new products that implement new technologies, its ability to offer integrated solutions using its advanced non-volatile memory process with other technologies, the rate at which customers incorporate the Company's products into their systems, product introductions by the Company's competitors, the number and nature of its competitors in a given market, and general market and economic conditions. Many of these factors are outside of the Company's control. There can be no assurance that the Company will be able to compete successfully in the future.


         New Product Development and Technological Change. The average selling prices of the Company's products historically have decreased over the products' lives and are expected to continue to do so. As a result, the Company's future success depends on its ability to develop and introduce new products which compete effectively on the basis of price and performance and which address customer requirements. The Company is continually in the process of designing and commercializing new and improved products to maintain its competitive position. The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. The development of new products by the Company and their design-in to customers' systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of the Company's products may be adversely affected by competing products or technologies serving markets addressed by the Company's products. For example, the Company's operating results for the first half of 1997 were adversely impacted in part by delays in the qualification of the Company's new Flash products. The Company's qualification process involves multiple iterations of testing and improving a product's functionality to ensure that the Company's products operate in accordance with design specifications. To the extent that the Company experiences delays in the introduction of new products as a result of the qualification process, the Company's future operating results could be adversely affected.


         In addition, new product introductions frequently depend on the Company's development and implementation of new process technologies. The Company believes that its future growth will depend in part upon the development and the market's acceptance of these products. In addition, as the Company develops its integrated solution products, it will require more technically sophisticated sales and marketing personnel to market these products successfully to its customers. The Company is developing new products with smaller feature sizes, the fabrication of which will be substantially more complex than fabrication of the Company's current products. If the Company is unable to design, develop, manufacture, market and sell new products successfully, its operating results will be adversely affected. No assurance can be given that the Company's product, process development, design, marketing and sales efforts will be successful or that its new products will achieve market acceptance.


         International Sales and Operations. Foreign product sales to customers accounted for approximately 60%, 64%, 61% and 68% of net revenues in 1995, 1996 and 1997, and the first six months of 1998, respectively. Atmel expects that revenues derived from international sales will continue to represent a significant portion of net revenues. In addition, in recent years, Atmel has significantly expanded its international operations, most recently through its acquisition of Temic. International sales and operations are subject to a variety of risks, including those arising from currency fluctuations, tariffs, trade barriers, taxes, export license requirements and foreign government regulations. Because most of the Company's foreign sales are denominated in U.S. dollars, the Company's products become less price competitive in countries with currencies declining in value against the dollar. In particular, in 1997 and during the first six months of 1998, the Company's operating results were adversely impacted in part by a strengthening of the U.S. dollar against local currencies in the markets in which the Company sells products. There can be no assurance that the Company will not experience similar adverse effects in current or future periods. In addition, in 1997 and during the first six months of 1998, business conditions in Asia were severely affected by banking and currency issues which adversely affected the Company's operating results. Furthermore, accounts receivable increased by $40.5 million due to the Company extending longer payment terms to its customers and a more difficult collection environment because of the financial turmoil in Asia. The continuance or worsening of the adverse business and financial conditions in Asia, where more than 40% of the Company's revenues are generated, would likely have a material adverse effect on the Company's operating results in the future.

         Customer Concentration. In 1995, 1996, 1997 and the first six months of 1998, 16.9%, 12%, 12.6% and 13.1%, respectively, of the Company's net revenues were derived from sales to Motorola Corporation ("Motorola"). The ability of the Company to maintain close, satisfactory relationships with Motorola and other large customers is important to its business. The continued reduction, delay, or cancellation of orders from Motorola could materially and adversely affect the Company's business and results of operations. Moreover, the Company's customers may vary order levels significantly from period to period. In addition, there can be no assurance that customers will continue to place orders with the Company in the future at the same levels as in prior periods. The loss of one or more of the Company's key customers, or reduced orders by any of its key customers, could adversely affect the Company's business and results of operations.

         Risks Associated with Acquisitions. The Company has from time to time acquired complementary businesses, products and technologies, including the acquisition of Temic in March 1998. Achieving the anticipated benefits of an acquisition depends, in part, upon whether the integration of the acquired business, products or technology is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. Moreover, successful acquisitions in the semiconductor industry may be more difficult to accomplish than in other industries. Combining a merged or acquired company requires, among other things, integration of product offerings, manufacturing operations and coordination of sales and marketing and research and development efforts. There can be no assurance that such an integration can be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures. The integration of operations following an acquisition requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. The inability of management to successfully integrate the Temic acquisition or any future acquisition could have a material adverse effect on the business, operating results and financial condition of the Company. Furthermore, there can be no assurance that any products acquired in connection with any such acquisition will gain acceptance in the Company's markets or that the Company will obtain the anticipated or desired benefits of such transactions.


         Intellectual Property Matters. The Company has from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering the Company's products or processes. During the past year, the Company has received specific allegations from major companies alleging that certain of the Company's products infringe patents owned by such companies. The Company is currently evaluating these allegations and believes that a resolution, either as a result of a determination that the patents are invalid or are not infringed by the Company's products or, alternatively, by securing a license to the patents, will not have a material adverse effect on the Company's financial condition. No assurance can be provided, however, that the Company would prevail in any litigation relating to invalidity or noninfringement or that any such license can be obtained on reasonable terms or at all.

         In addition, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. In the past, the Company has been involved in such litigation, which adversely affected its operating results. On January 21, 1998, the Company was named as a defendant in a patent infringement suit that was filed by Harris Corporation. The plaintiff contends that certain of the Company's devices infringe eight patents plaintiff allegedly owns and is seeking a judgment of infringement for each of these asserted patents and other costs. The Company settled the patent disputes and entered into a cross-license agreement with the plaintiff in August 1998. There can be no assurance that other intellectual property claims will not be made against the Company in the future or that the Company will not be prohibited from using the technologies subject to any such claims or required to obtain licenses and make corresponding royalty payments. In addition, the necessary management attention to and legal costs with litigation can have a significant adverse effect on operating results.

         Future Capital Needs. Semiconductor companies that maintain their own fabrication facilities have substantial capital requirements. The Company made capital expenditures of $312.1 million in 1997 and intends to continue to make significant investments in capital equipment and expansion of facilities, as well as in research and development. The Company's capital expenditures plan for 1998 is below $200 million, of which approximately $95.9 million (excluding Temic) was expended in the first half of 1998. The Company may seek additional equity or debt financing to fund further expansion of its wafer fabrication capacity or to fund other projects. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for the Company's products, product mix, changes in semiconductor industry conditions and competitive factors. There can be no assurance that such additional financing will be available when needed or, if available, will be on satisfactory terms.

         Dependence on Independent Assembly Contractors. The Company manufactures wafers for its products at its fabrication facilities. The wafers are then sorted and probed at the Company's facilities. After wafer probing, the Company ships the wafers to one of the Company's independent assembly contractors located in China, Malaysia, the Philippines, South Korea, Taiwan and Thailand where the wafers are separated into die, packaged and, in some cases, tested. The Company's reliance on independent contractors to assemble, package and test its products involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of such contractors' assembly processes. There can be no assurance that such contractors will continue to assemble, package and test products for the Company. Moreover, because the Company's assembly contractors are located in foreign countries, the Company is subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. There can be no assurance that the Company will not experience problems in timelines, adequacy or quality of product deliveries, any of which could have a material adverse effect on the Company's results of operations.

         Environmental Regulations. The Company is subject to a variety of federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. While the Company believes that it has all environmental permits necessary to conduct its business and that its activities conform to present environmental regulations, increasing public attention has been focused on the environmental impact of semiconductor operations. Although the Company has not experienced any material adverse effect on its operations from environmental regulations, there can be no assurance that changes in such regulations will not impose the need for additional capital equipment or other requirements. Any failure by the Company to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations could subject the Company to substantial liability or cause its manufacturing operations to be suspended.

         Dependence on Key Personnel. The Company's future success depends in large part on the continued service of its key technical and management personnel and on its ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could have a material adverse effect on the Company.

         Management of Growth. The Company has grown rapidly in recent years through both internal expansion and acquisitions, and continued growth may cause a significant strain on the Company's infrastructure and internal systems. To manage its growth effectively, the Company must continue to improve and expand its management information systems. The Company's success depends to a significant extent on the management skills of its executive officers. If the Company is unable to manage its growth effectively, the Company's results of operations will be materially and adversely affected.


         Year 2000 Risks. The Company initiated a program during 1997 to review its computer hardware and software systems to determine the impact of and to provide solutions for Year 2000 requirements. The Year 2000 program is being conducted in five phases - (i) planning, (ii) inventory/impact, (iii) remediation, (iv) testing and (v) monitoring.

         As of August 1, 1998, the Company had completed the planning phase of the Year 2000 program for both information technology (IT) and non-information technology (Non-It) systems. The inventory/impact phase has been completed for IT systems and is substantially completed for Non-IT systems. The Company has completed the remediation phase for most of its IT systems (i.e. factory management system, order entry and tracking system, electronic data interchange
(EDI) and financial information system). The remediation phase for the remaining IT systems is approximately 35 percent completed and is expected to be fully completed by mid 1999. The Company has begun the remediation process for Non-IT systems and expects this remediation process to be completed in mid 1999. The testing phase had been completed for the EDI system and is approximately 80 percent completed for the order entry and tracking system and the financial information system. Depending upon the timing of the remediation phase, the testing phase for the remaining IT systems and Non-IT systems will begin immediately following the completion of the remediation process. The Company expects phases (i) through (iv) of the Year 2000 program to be completed during the third quarter of 1999. The Company has also begun the process of identifying its top 100 suppliers and sending these suppliers a Year 2000 compliance survey. The Company expects this process to be completed by mid 1999. The Company has not yet established a contingency plan for any Year 2000 issues that may arise, but expects to establish such a plan during its completion of phases (i) through
(v) of the Year 2000 program.


          The Company's cost related to identifying and addressing Year 2000 issues are not expected to be material. Thus far, the major costs associated with identifying and addressing Year 2000 issues has been in-house labor costs. The Company does not anticipate costly replacements for Non-IT equipment, since the Company expects that substantially all of this equipment can be upgraded to be Year 2000 compliant. If the Company were unable to successfully upgrade its IT and Non-It systems to be Year 2000 compliant, its wafer productions system and business and financial information systems could be materially and adversely affected, which in turn could result in a material adverse effect on the Company's business, operating results and financial condition.

could be materially and adversely affected, which in turn could result in a material adverse effect on the Company's business, operating results and financial condition.

         Long-Term Debt; Leverage. The Company financed its 1997 capital expenditures with long-term debt, which more than doubled during the year, increasing from $278.6 million at December 31, 1996 to $571.4 million at December 31, 1997. This resulted in an increase in the Company's ratio of long-term debt, less current portion, to total capitalization from approximately 27.1% at March 31, 1997 to approximately 51.9% at June 30, 1998. The degree to which the Company is leveraged could materially and adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.


         Possible Volatility of Debentures and Share Price. The market price of the Company's Common Stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of the Debentures and the Conversion Shares may be significantly affected by factors such as the announcement of new products or product enhancements by the Company or its competitors, technological innovations by the Company or its competitors, quarterly variations in the Company's results of operations, changes in earnings estimates by market analysts and general market conditions or market conditions specific to particular industries. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which the Company does business or relating to the Company specifically could result in an immediate and adverse effect on the market price of the Debentures and the Conversion Shares. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies, often unrelated to the operating performance of the specific companies.


         Subordination. The Debentures are unsecured and subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company and in certain other events, the assets of the Company will be available to pay its obligations with respect to the Debentures only after all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of Senior Indebtedness, and there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures then outstanding.


          Since a substantial portion of the operations of the Company are conducted through its subsidiaries, the cash flow and the consequent ability to service debt, including the Debentures, are partially dependent upon the earnings of its subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. Such subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debentures or to make any funds available therefor, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends or distributions and the making of loans and advances to the Company by any such subsidiaries could in the future be subject to statutory or contractual restrictions, could in the future be contingent upon the earnings of those subsidiaries and could in the future be subject to various business considerations. Any right of the Company to receive any assets of any of its subsidiaries upon its liquidation or reorganization will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.


         The Indenture does not prohibit or limit the incurrence of Senior Indebtedness by the Company or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries, and the incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the

Company's ability to pay its obligations with respect to the Debentures. As of June 30, 1998, the Company had $521.9 million of indebtedness outstanding that would have constituted Senior Indebtedness, and as of the same date the Company's subsidiaries had approximately $484.9 million of indebtedness and other liabilities outstanding (excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the Debentures would have been effectively subordinated. The Company anticipates that from time to time it will incur indebtedness, including Senior Indebtedness, and that it and its subsidiaries will from time to time incur other additional indebtedness and liabilities. See "Description of Debentures-Subordination of Debentures."

         Limitations on Repurchases and Redemptions of Debentures. On April 21, 2003, April 21, 2008 and April 21, 2013 (each, a "Purchase Date"), the Company will become obligated to purchase, at the option of the holder thereof, any outstanding Debenture, subject to certain conditions. In addition, upon a Fundamental Change (as defined), each holder of the Debentures will have certain rights, at such holder's option, to require the Company to redeem all or a portion of such holder's Debentures. There can be no assurance that the Company will have sufficient funds to pay the repurchase price on any Purchase Date (in which case, the Company could be required to issue shares of Common Stock to pay the repurchase price at valuations based on then prevailing market prices) or, in the event of a Fundamental Change, the redemption price for all the Debentures tendered by the holders thereof. Any future credit agreements or other agreements relating to other indebtedness (including Senior Indebtedness) to which the Company becomes a party may contain restrictions or prohibitions on the repurchase or redemption of the Debentures. In the event a Purchase Date or a Fundamental Change occurs at a time when the Company is prohibited from repurchasing or redeeming the Debentures, the Company could seek the consent of its then existing lenders to repurchase or redeem the Debentures or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing the Debentures or redeeming the Debentures. In such case, the Company's failure to repurchase or redeem Debentures required to be repurchased or redeemed under the terms of the Indenture would constitute an Event of Default under the Indenture and would likely constitute a default under the terms of any other indebtedness of the Company outstanding at such time. In such circumstances, or if a Fundamental Change would in and of itself constitute an event of default under Senior Indebtedness then outstanding, the subordination provisions in the Indenture would likely prohibit or restrict payments to the holders of Debentures. The term "Fundamental Change" is limited to certain specified transactions and does not include all events that could adversely affect the Company's financial condition or operating results. The requirement that the Company offer to redeem the Debentures upon a Fundamental Change will not necessarily protect holders of the Debentures in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company. See "Description of Debentures -- Redemption at Option of the Holder Upon a Fundamental Change."


          Absence of a Public Market. The Debentures issued in the April 1998 private placement are eligible for trading on The Portal Market. Debentures sold pursuant to this Prospectus will not remain eligible for trading on The Portal Market since they are no longer "restricted securities" with the meaning of the Securities Act of 1933, as amended. The Company does not intend to list the Debentures on any national securities exchange or on the Nasdaq National Market. There can be no assurance that an active trading market for the Debentures will develop or, if one does develop, that it will be maintained. If an active trading market for the Debentures fails to develop or be sustained, the trading price of such Debentures could be adversely affected, and holders of the Debentures may experience difficulty in reselling the Debentures or may be unable to sell them at all. If a public trading market develops for the Debentures, future trading prices of the Debentures will depend upon many factors, including, among other things, prevailing interest rates and the market price of the shares of Common Stock.


         Initial Ratings Risks. The Company believes it is likely that one or more rating agencies may rate the Debentures. There can be no assurance that any such agency or agencies will rate the Debentures or, if they do, what rating or ratings they will assign to the Debentures. If one or more rating agencies assign the Debentures a rating lower than generally expected by investors, or if the rating on the 3.25% Convertible Subordinated

Guaranteed Step-Up Notes due 2002 issued by Atmel S.A., a wholly-owned subsidiary of the Company, is lowered, such event would likely have an adverse effect on the market price of the Debentures and the Conversion Shares.

          Original Issue Discount. The Debentures are being sold at a substantial discount from their principal amount. Although cash interest will not be paid on the Debentures until maturity, original issue discount (the difference between the stated redemption price at maturity and the issue price of the Debentures) will accrue from the issue date of the Debentures. Original issue discount will be includible as interest income periodically in a U.S. holder's gross income for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See "Certain Federal Income Tax Considerations."


          European Monetary Union. On January 1, 1999, eleven member states of the European Union will convert to a common currency called the "euro." The participating countries have agreed to adopt the euro as their common legal currency on that date. The Company does not anticipate that the euro conversion will have a material effect on its revenues, expenses or income from continuing operations, since substantially all of the Company's business is denominated in U.S. dollars. Moreover, the Company's internal business information systems allow for multiple currency reporting and information management. Although the Company is not aware of any material operational issues or costs associated with preparing internal systems for the euro, no assurance can be given that the failure of any critical technology components to operate properly after the euro conversion will not have an adverse impact on the Company's business operations or require the Company to incur unanticipated expenses to remedy these problems.

                                 USE OF PROCEEDS


         The aggregate net proceeds to the Company from the initial private placement of the Debentures were approximately $111 million. The Company used the net proceeds, together with its existing cash, to repay approximately $108 million outstanding under the Company's Credit Agreement with NationsBank, N.A. (the "Credit Agreement"), plus accrued interest thereon to lower its cost of funds. The Company entered into the Credit Agreement to provide financing for the Temic acquisition. The amounts outstanding under the Credit Agreement matured on June 2, 1998, and bore interest at LIBOR plus 0.90%. Upon the repayment of the amounts due under the Credit Agreement, the Credit Agreement was terminated. The Company will not receive any proceeds from the sale by the Selling Securityholders of the Debentures or the Conversion Shares.



                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the Company's ratio of earnings to fixed charges for the periods shown:



                                                                                                               SIX MONTHS ENDED
                                                                     FISCAL YEAR                            ----------------------
                                              --------------------------------------------------------       JUNE 30,     JUNE 30,
                                               1993         1994         1995         1996         1997        1997         1998
                                              -----        -----        -----        -----        ----      ---------    ---------
Ratio of earnings to fixed charges ......    13.9x         14.6x        17.8x        15.9x        1.2x        7.8x         -2.3x


         The ratio of earnings to fixed charges is computed by dividing (a) earnings before taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense, capitalized interest and the estimated portion of rental expense deemed by the Company to be representative of the interest factor of rental payments under operating leases.

                            DESCRIPTION OF DEBENTURES


          The Debentures were issued under an indenture dated as of April 21, 1998 (the "Indenture"), between the Company and State Street Bank and Trust Company of California, N.A., as trustee (the "Trustee"). A copy of the Indenture, the form of Debenture and the Registration Rights Agreement have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. The following summaries of certain provisions of the Indenture, the form of Debenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, the form of Debenture and the Registration Rights Agreement, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture (or of the form of Debenture which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference. As used in this "Description of Debentures," the "Company" refers to Atmel Corporation and does not, unless the context otherwise indicates, include its subsidiaries.


GENERAL

         The Debentures are unsecured obligations of the Company limited to $340,400,000 aggregate principal amount at maturity and will mature on April 21, 2018.

         The Debentures were issued at a substantial discount from their principal amount at maturity. See "Certain Federal Income Tax Considerations." There will be no periodic payments of interest on the Debentures. The calculation of the accrual of Original Issue Discount (the difference between the Issue Price of the Debentures and the principal amount at maturity of a Debenture) in the period during which a Debenture remains outstanding will be on a semi-annual bond equivalent basis using a year composed of twelve 30-day months; such accrual will commence on the Issue Date of the Debentures. Maturity, conversion, purchase by the Company at the option of a holder or redemption of a Debenture will cause Original Issue Discount and interest, if any, to cease to accrue on such Debenture, under the terms and subject to the conditions of the Indenture. The Company may not reissue a Debenture that has matured or been converted, purchased by the Company at the option of a holder, redeemed or otherwise canceled (except for registration of transfer, exchange or replacement thereof).

         The principal amount at maturity of each Debenture will be payable at the office or agency of the paying agent, initially the Trustee, in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for such purpose. Debentures may be presented for conversion or exchange into Common Stock at the office of the conversion agent, and Debentures in definitive form may be presented for exchange for other Debentures or registration of transfer at the office of the registrar, each such agent initially being the Trustee. The Company will not charge a service charge for any registration of transfer or exchange of Debentures; however, the Company may require payment by a holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

FORM, DENOMINATION AND REGISTRATION

         The Debentures are issuable in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.

         Global Debenture; Book-Entry Form. Debentures sold by the Selling Securityholders pursuant to the Registration Statement of which this Prospectus forms a part may be represented by a global Debenture (the "Global Debenture"). The Global Debenture will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of Cede and Co. ("Cede") as DTC's nominee. Except as set forth below, the Global Debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

         Purchasers of the Debentures may hold their interests in the Global Debenture directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests into the Global Debenture to such persons may be limited.


         Persons who are not Participants may beneficially own interests in the Global Debenture held by DTC only though Participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Debenture, Cede for all purposes will be considered the sole holder of the Global Debenture. Except as provided below, owners of beneficial interests in the Global Debenture will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive registered form, will not be considered the holders thereof, and will not be entitled to exercise the rights of holders of the Debentures, including the rights upon any default, in accordance with applicable DTC procedures.


         Payment of Original Issue Discount and interest (if any) on and the redemption price and the purchase price of the Global Debenture will be made to Cede, the nominee for DTC, as the registered owner of the Global Debenture by wire transfer of immediately available funds on the payment date therefor. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         The Company has been informed by DTC that, with respect to any payment of interest (if any) on and the redemption price or the purchase price of, the Global Debenture, DTC 's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Global Debenture as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the Global Debenture held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."


         Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the Global Debenture to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of physical certificates evidencing such interest.


         Neither the Company nor the Trustee (nor any registrar, paying agent nor conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Debentures (including, without limitation, the presentation of Debentures for exchange as described below), only at the direction of one or more Participants to whose account with DTC interests in the Global Debenture are credited, and only in respect of the principal amount of the Debentures represented by the Global Debenture as to which such Participant or Participants has or have given such direction.

         DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Debenture among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause the Debentures to be issued in definitive registered form in exchange for the Global Debenture.

         Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time. Redemption notices shall be sent to Cede, as nominee of DTC. If less than all of the Debentures are being redeemed, DTC will reduce the amount of interest of each Participant in such Debentures in accordance with its procedures.

         Certificated Debentures. Holders of Debentures may request that certificated Debentures be issued in exchange for Debentures represented by the Global Debenture. Furthermore, certificated Debentures may be issued in exchange for Debentures represented by the Global Debenture if no successor depositary is appointed by the Company as set forth above under "Global Debenture, Book-Entry Form."

CONVERSION OF DEBENTURES

         A holder of a Debenture may convert it into Common Stock of the Company at any time after 90 days following the latest date of original issuance of the Debentures and prior to maturity, provided that if a Debenture is called for redemption, the holder may convert it only until the close of business on the last trading day prior to the Redemption Date unless the Company defaults in the payment of the redemption price. A Debenture in respect of which a holder has delivered a Purchase Notice exercising the option of such holder to require the Company to purchase such Debenture may be converted only if such notice is withdrawn in accordance with the terms of the Indenture. Similarly, a Debenture in respect of which a holder is exercising its option to require redemption upon a Fundamental Change may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture. A holder may convert such holder's Debentures in part so long as such part is $1,000 principal amount at maturity or a multiple thereof.

         The initial Conversion Rate is 13.983 shares of Common Stock per $1,000 principal amount at maturity of Debentures, subject to adjustment upon the occurrence of certain events, as described below. A holder entitled to a fractional share of Common Stock shall receive cash equal to the then current market value of such fractional share.

         On conversion of a Debenture, a holder will not receive any cash payment representing accrued Original Issue Discount. The Company's delivery to the holder of the fixed number of shares of Common Stock into which the Debenture is convertible (together with the cash payment, if any, in lieu of fractional Common Stock) will be deemed to satisfy the Company's obligation to pay the principal amount of the Debenture including the accrued Original Issue Discount attributable to the period from the Issue Date to the Conversion Date. Thus, the accrued Original Issue Discount is deemed to be paid in full rather than canceled, extinguished or forfeited. The Conversion Rate will not be adjusted at any time during the term of the Debentures for such accrued Original Issue Discount.

         To convert a certificated Debenture into Common Stock, a holder must
(i) complete and manually sign the conversion notice on the back of the Debenture (or complete and manually sign a facsimile thereof) and deliver such notice to the conversion agent, (ii) surrender the Debenture to the conversion agent, (iii) if required, furnish appropriate endorsements and transfer documents, and (iv) if required, pay all transfer or similar taxes. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the Conversion Date.


         The Conversion Rate is subject to adjustment under formulae as set forth in the Indenture in certain events, including: (i) the issuance of Common Stock of the Company as a dividend or distribution on the Common Stock; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock; (iv) the distribution to all holders of Common Stock of capital stock (other than Common Stock) or evidences of indebtedness of the Company or of assets (including securities; but excluding those rights, warrants, dividends and distributions referred to above or paid in cash); (v) distributions consisting of cash, excluding any quarterly cash dividend on the Common Stock to the extent that the aggregate cash dividend per share of Common Stock in any quarter does not exceed the greater of (x) the amount per share of Common Stock of the next preceding quarterly cash dividend on the Common Stock to the extent that such preceding quarterly dividend did not require an adjustment of the Conversion Rate pursuant to this clause (v) (as adjusted to reflect subdivisions or combinations of the Common Stock), and (y) 3.75 percent of the average of the last reported sales price of the Common Stock during the ten trading days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company; (vi) payment in respect of a tender offer or exchange offer by the Company or any Subsidiary of the Company for the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price (as defined) per share of Common Stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any Subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to clause (v) above. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount that increases the offeror's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will generally not be made, however, if as of the closing of such offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets. The adjustments to the Conversion Rate under the formula set forth in the Indenture that are summarized above in this paragraph are generally designed to increase the Conversion Rate to protect the holders of Debentures against certain dilutive events.


         No adjustment in the Conversion Rate will be required unless such adjustment would require a change of at least 1% in the rate then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Rate will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

         In the case of (i) any reclassification of the Common Stock, or (ii) a consolidation or merger involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, securities, other property or assets (including cash) with respect to or in exchange for such Common

Stock, the holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of stock, securities or other property or assets (including cash) which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, sale or conveyance had such Debentures been converted immediately prior to such reclassification, consolidation, merger, sale or conveyance assuming that a holder of Debentures would not have exercised any rights of election as to the stock, securities or other property or assets (including cash) receivable in connection therewith.

         In the event of a taxable distribution to holders of Common Stock or in certain other circumstances requiring an adjustment to the Conversion Rate, the holders of Debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations" below.

         The Company from time to time may to the extent permitted by law increase the Conversion Rate by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such increase, if the Board of Directors has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such increases in the Conversion Rate, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

REDEMPTION OF DEBENTURES AT THE OPTION OF THE COMPANY

         No sinking fund is provided for the Debentures. Prior to April 21, 2003, the Debentures will not be redeemable at the option of the Company. Beginning on April 21, 2003, the Company may redeem the Debentures for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60 days' notice of redemption given by mail to holders of Debentures. The Debentures will be redeemable in multiples of $1,000 principal amount at maturity.

         The table below shows Redemption Prices of Debentures per $1,000 principal amount at maturity thereof at April 21, 2003 and at each April thereafter prior to maturity and at maturity on April 21, 2018, which prices reflect the accrued Original Issue Discount calculated to each such date. The Redemption Price of a Debenture redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued since the next preceding date in the table to the actual Redemption Date.

                                                                             (2)
                                                                           Accrued
                                                         (1)           Original Issue             (3)
                                                      Debenture          Discount at           Redemption
               Redemption                            Issue Price            5.50%           Price (1) + (2)
------------------------------------------------ -------------------  -----------------    -----------------
April 21, 2003.................................        $337.85             $105.30              $443.15
April 21, 2004.................................         337.85              130.00               467.85
April 21, 2005.................................         337.85              156.09               493.94
April 21, 2006.................................         337.85              183.63               521.48
April 21, 2007.................................         337.85              212.71               550.56
April 21, 2008.................................         337.85              243.40               581.25
April 21, 2009.................................         337.85              275.81               613.66
April 21, 2010.................................         337.85              310.02               647.87
April 21, 2011.................................         337.85              346.15               684.00
April 21, 2012.................................         337.85              384.28               722.13
April 21, 2013.................................         337.85              424.55               762.40
April 21, 2014.................................         337.85              467.06               804.91
April 21, 2015.................................         337.85              511.93               849.78
April 21, 2016.................................         337.85              559.32               897.17
April 21, 2017.................................         337.85              609.34               947.19
April 21, 2018.................................         337.85              662.15             1,000.00


         If less than all of the outstanding Debentures held in certificated form are to be redeemed, the Trustee shall select the Debentures held in such form to be redeemed in principal amounts at maturity of $1,000 or multiples thereof by lot, pro rata or by another method the Trustee considers fair and appropriate (as long as such method is not prohibited by the rules of any stock exchange on which the Debentures are then listed). If a portion of a holder's certificated Debentures is selected for partial redemption and such holder converts a portion of such certificated Debentures, such converted portion shall be deemed to be the portion selected for redemption. Debentures registered in the name of DTC or its nominee will be redeemed pro rata as described under "-- Form, Denomination and Registration -- Global Debenture; Book-Entry Form."

REDEMPTION AT OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE

         If a Fundamental Change (as defined) occurs at any time prior to April 21, 2018, each holder of Debentures shall have the right, at the holder's option, to require the Company to redeem any or all of such holder's Debentures on the date (the "Repurchase Date") that is 45 days after the date of the Company's notice of such Fundamental Change. The Debentures will be redeemable in multiples of $1,000 principal amount at maturity.

         The Company shall redeem such Debentures at a price (the "Fundamental Change Redemption Price") equal to the Issue Price plus accrued Original Issue Discount to the Repurchase Date; provided that if the Applicable Price (as defined) in connection with the Fundamental Change is less than the Reference Market Price (as defined), the Company shall redeem such Debentures at a price equal to the foregoing Fundamental Change

Redemption Price multiplied by the fraction obtained by dividing the Applicable Price by the Reference Market Price.

         The Company shall mail to all holders of record of the Debentures a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of such Fundamental Change. The Company shall deliver to the Trustee a copy of such notice. To exercise the redemption right, holders of Debentures must deliver, on or before the 30th day after the date of the Company's notice of a Fundamental Change, the Debentures to be so redeemed, duly endorsed for transfer, together with the form entitled "Option to Elect Redemption Upon a Fundamental Change" on the reverse thereof duly completed, to the Company (or an agent designated by the Company for such purpose).

         The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all Common Stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all Common Stock listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices. The term "Applicable Price" means (i) in the event of a Fundamental Change in which the holders of the Common Stock receive only cash, the amount of cash received by the holder of one share of Common Stock and (ii) in the event of any other Fundamental Change, the average of the reported last sale price for the Common Stock during the ten trading days prior to the record date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Fundamental Change, or, if there is no such record date, the date upon which the holders of the Common Stock shall have the right to receive such cash, securities, property or other assets in connection with the Fundamental Change. The term "Reference Market Price" shall initially mean $12.58 and in the event of any adjustment to the Conversion Rate pursuant to the provisions of the Indenture, the Reference Market Price shall also be adjusted so that the Reference Market Price shall be equal to the initial Reference Market Price multiplied by a fraction the numerator of which is the Conversion Rate specified on the cover of this Prospectus (without regard to any adjustment thereto) and the denominator of which is the Conversion Rate following such adjustment.

         The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable in connection with the redemption rights of Debenture holders in the event of a Fundamental Change.

         The redemption rights of the holders of Debentures could discourage a potential acquiror of the Company. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

         The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company, nor would the requirement that the Company offer to repurchase the Debentures upon a Fundamental Change necessarily afford the holders of the Debentures protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

         No Debentures may be redeemed at the option of holders upon a Fundamental Change if there has occurred and is continuing an Event of Default described under " -- Events of Default; Notice and Waiver" below (other than a default in the payment of the Fundamental Change Redemption Price with respect to such Debentures). In the event of a Fundamental Change and exercise by holders of the Debentures of their associated rights to require the Company to redeem all or a portion of their Debentures, there can be no assurance that the Company would have sufficient funds to pay the redemption price for all the Debentures tendered by the holders thereof. Any future credit agreements or other agreements relating to indebtedness (including Senior Indebtedness) to which the Company becomes a party may provide that a Fundamental Change would constitute an event of default thereunder and also provide that the maturing of any obligation to redeem the Debentures would constitute an event of default and cause the subordination provisions in the Indenture to apply, preventing redemption of the Debentures until all Senior Indebtedness is paid in full. Any such provisions could restrict or prohibit the redemption of the Debentures. In the event a Fundamental Change occurs at a time when the Company is prohibited from redeeming the Debentures, the Company could seek the consent of its then existing lenders to redeem the Debentures or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from redeeming the Debentures. In such case, the Company's failure to redeem Debentures required to be redeemed under the terms of the Indenture would constitute an Event of Default under the Indenture and would likely constitute a default under the terms of any other indebtedness of the Company outstanding at such time. In such circumstances, or if a Fundamental Change would in and of itself constitute an event of default under agreements governing Senior Indebtedness then outstanding, the subordination provisions in the Indenture would likely prohibit or restrict payments to the holders of Debentures. As of the date of this Prospectus, a Fundamental Change would not constitute an event of default under any Senior Indebtedness.


PURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

         On April 21, 2003, April 21, 2008 and April 21, 2013 (each, a "Purchase Date"), the Company will become obligated to purchase, at the option of the holder thereof, any outstanding Debenture for which a written Purchase Notice has been delivered by the holder to the office of the paying agent (initially the Trustee) at any time from the opening of business on the date that is 20 Business Days (as defined) prior to such Purchase Date until the close of business on such Purchase Date and for which such Purchase Notice has not been withdrawn, subject to certain additional conditions.

         The Purchase Notice shall state (i) the certificate numbers of the Debentures to be delivered by the holder thereof for purchase by the Company;
(ii) the portion of the principal amount at maturity of Debentures to be purchased, which portion must be $1,000 or a multiple thereof; (iii) that such Debentures are to be purchased by the Company pursuant to the applicable provisions of the Debentures; and (iv) in the event the Company elects, pursuant to the Company Notice (as defined), to pay the Purchase Price to be paid as of such Purchase Date in Common Stock, in whole or in part, but such Purchase Price is ultimately to be paid to such holder entirely in cash because any of the conditions to payment of the Purchase Price (or portion thereof) in Common Stock is not satisfied by the Purchase Date, as described below, whether such holder elects (x) to withdraw such Purchase Notice as to some or all of the Debentures to which it relates (stating the principal amount at maturity and certificate numbers of the Debentures as to which such withdrawal shall relate), or (y) to receive cash in respect of the entire Purchase Price for all Debentures subject to such Purchase Notice. If the holder fails to indicate, in the Purchase Notice and in any written notice of withdrawal relating to such Purchase Notice, such holder's choice with respect to the election described in clause (iv) above, such holder shall be deemed to have elected to receive cash in respect of the entire Purchase Price for all Debentures subject to such Purchase Notice in such circumstances. For a discussion of the tax treatment of a holder receiving cash or Common Stock pursuant to its election to tender its Debentures to the Company on a Purchase Date, see "Certain Federal Income Tax Considerations."

         Any Purchase Notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the Debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the Purchase Notice.

         The Purchase Price payable in respect of a Debenture shall be equal to the Issue Price plus accrued Original Issue Discount to the Purchase Date. The table below shows the Purchase Prices of a Debenture as of the specified Purchase Dates. The Company may elect to pay the Purchase Price payable as of any Purchase Date in cash or Common Stock or any combination thereof.

           Purchase Date                     Price
-------------------------------------       --------
April 21, 2003.......................       $443.15
April 21, 2008.......................        581.25
April 21, 2013.......................        762.40

         If the Company elects to pay the Purchase Price, in whole or in part, in Common Stock, the number of shares to be delivered in respect of the portion of the Purchase Price to be paid in Common Stock shall be equal to such portion of the Purchase Price divided by the Market Price (as defined) of the Common Stock. However, no fractional Common Stock will be delivered upon any purchase by the Company of Debentures through the delivery of Common Stock in payment, in whole or in part, of the Purchase Price. Instead, the Company will pay cash based on the Market Price for all fractional Common Stock.

         The Company will give notice (the "Company Notice") not less than 20 Business Days prior to the Purchase Date (the "Company Notice Date") to all holders at their addresses shown in the register of the registrar (and to beneficial owners as required by applicable law) stating, among other things, whether the Company will pay the Purchase Price of the Debentures in cash or Common Stock, or any combination thereof (specifying the percentage of each) and, if the Company elects to pay in Common Stock, in whole or in part, the method of calculating the Market Price of the Common Stock.

         The "Market Price" means the average of the Sale Prices (as defined) of the Common Stock for the five trading day period ending on the third Business Day prior to the applicable Purchase Date (if the third Business Day prior to the applicable Purchase Date is a trading day or, if it is not a trading day, then on the last trading day prior to such third Business Day), appropriately adjusted to take into account the occurrence during the period commencing on the first of such trading days during such five trading day period and ending on such Purchase Date of certain events that would result in an adjustment of the Conversion Rate under the Indenture with respect to the Common Stock. The "Sale Price" of the Common Stock on any date means the closing per share sale price (or if no closing sale price is reported, the average bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such date as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional stock exchange, as reported by the National Association of Securities Dealers Automated Quotation System. Because the Market Price of the Common Stock is determined prior to the applicable Purchase Date, holders of Debentures bear the market risk with respect to the value of the Common Stock to be received from the date of determination of such Market Price to such Purchase Date. The Company may elect to pay the Purchase Price in Common Stock only if the information necessary to calculate the Market Price is reported in a daily newspaper of national circulation.

         Upon determination of the actual number of shares of Common Stock in accordance with the foregoing provisions, the Company will publish such determination in a daily newspaper of national circulation.

         The Company's right to purchase Debentures with Common Stock is subject to the satisfaction of various conditions, including: (i) the registration of the Common Stock under the Securities Act, if required; and (ii) compliance with other applicable federal and state securities laws, if any. If such conditions are not satisfied by a Purchase Date, the Company will pay the Purchase Price of the Debentures to be purchased on such Purchase

Date entirely in cash. See "Certain Federal Income Tax Considerations." The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and will file a
Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to purchase Debentures at the option of holders.

         Payment of the Purchase Price for a Debenture for which a Purchase Notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of such Debenture (together with necessary endorsements) to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for such purpose, at any time (whether prior to, on or after the Purchase Date) after delivery of such Purchase Notice. Payment of the Purchase Price for such Debenture will be made promptly following the later of the Purchase Date or the time of book-entry transfer or delivery of such Debenture. If the paying agent holds, in accordance with the terms of the Indenture, money or securities sufficient to pay the Purchase Price of such Debenture on the Business Day following the Purchase Date, then, on and after such date, such Debenture will cease to be outstanding and Original Issue Discount on such Debenture will cease to accrue whether or not book-entry transfer of such Debenture is made or such Debenture is delivered to the paying agent, and all other rights of the holder shall terminate (other than the right to receive the Purchase Price upon delivery of the Debenture).

         No Debentures may be purchased at the option of the holder for cash if there has occurred (prior to, on or after the giving by the holders of such Debentures of the required Purchase Notice) and is continuing an Event of Default described under "Events of Default; Notice and Waiver" below (other than a default in the payment of the Purchase Price with respect to such Debentures).

         If the Company becomes obligated to purchase any outstanding Debenture on a Purchase Date, there can be no assurance that the Company would have sufficient funds to pay the Purchase Price on that Purchase Date (in which case, the Company could be required to issue shares of Common Stock to pay the Purchase Price at valuations based on then prevailing market prices) for all the Debentures tendered by the holders thereof. There can be no assurance that any future credit agreements or other agreements relating to indebtedness (including Senior Indebtedness) to which the Company becomes a party will not contain prohibitions on or defaults with respect to the repurchase of the Debentures or provide that prepayment or redemption would constitute an event of default. In the event a Purchase Date occurs at a time when the Company is prohibited from repurchasing the Debentures, the Company could seek the consent of its then existing lenders to repurchase the Debentures or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing the Debentures. The Company's failure to repurchase Debentures required to be repurchased under the terms of the Indenture would constitute an Event of Default under the Indenture and would likely constitute a default under the terms of any other indebtedness of the Company outstanding at such time, including Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely prohibit or restrict payments to the holders of Debentures.

SUBORDINATION OF DEBENTURES

         The indebtedness evidenced by the Debentures is subordinated in right of payment to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness (as defined) of the Company. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization (including any of the foregoing as a result of bankruptcy or moratorium of payment), the payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price, Fundamental Change Redemption Price and accrued interest, if any (including liquidated damages, if any) on the Debentures is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash of all Senior Indebtedness. In the event of any acceleration of the Debentures because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the holders of the Debentures are entitled to receive any payment or distribution in respect thereof. The Indenture will require that the Company promptly notify holders of Senior Indebtedness if payment of the Debentures is accelerated because of an Event of Default.

         The Company also may not make any payment upon or in respect of the Debentures if (i) a default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined) that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Debentures may and shall be resumed (a) in case of a payment default, upon the date on which such default is cured or waived or ceases to exist and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received (unless the other subordination provisions of the Indenture otherwise prohibit such payment (including, without limitation, in the case of a nonpayment default referred to in clause (b) above, as a result of a payment default with respect to the Senior Indebtedness as a consequence of the acceleration of the maturity thereof or otherwise)). No new period of payment blockage may be commenced unless and until
(i) 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price, Fundamental Change Redemption Price and accrued interest, if any (including liquidated damages, if any) on the Debentures that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice shall be, or be made, the basis for a subsequent Payment Blockage Notice.

         The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Debentures, or expressly provides that such Indebtedness is "pari passu" or "junior" to the Debentures. Notwithstanding the foregoing, Senior Indebtedness shall not include any Indebtedness of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company or the Company's obligations under its guarantee of the 3.25% Convertible Subordinated Guaranteed Step-Up Notes due 2002 issued by its subsidiary Atmel, S.A.

         The term "Indebtedness" means, with respect to the Company, and without duplication, (a) all indebtedness, obligations and other liabilities (contingent or otherwise) of the Company for borrowed money (including obligations of the Company in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of the Company or to only a portion thereof) (other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services), (b) all reimbursement obligations and other liabilities (contingent or otherwise) of the Company with respect to letters of credit, bank guarantees or bankers' acceptances, (c) all obligations and liabilities (contingent or otherwise) in respect of leases of the Company required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of the Company and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that the Company is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property, (d) all obligations of the Company (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement, (e) all direct or indirect guaranties or similar agreements by the Company in respect of, and obligations or liabilities (contingent or otherwise) of the Company to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d), (f) any indebtedness or other obligations described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by the Company, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by the Company and (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

         The term "Designated Senior Indebtedness" means any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

         By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Debentures may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

         In the event that, notwithstanding the foregoing, the Trustee or any holder of Debentures receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Debentures before all Senior Indebtedness is paid in full in cash, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full in cash or other payment satisfactory to holders of Senior Indebtedness of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

         Since a substantial portion of the operations of the Company are conducted through its subsidiaries, the cash flow and the consequent ability to service debt, including the Debentures, are partially dependent upon the earnings of its subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. Such subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debentures or to make any funds available therefor, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends or distributions and the making of loans and advances to the Company by any such subsidiaries could be subject to statutory or contractual restrictions, could be contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive any assets of any of its subsidiaries upon their liquidation or reorganization will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.


         As of June 30, 1998, the Company had approximately $521.9 million of indebtedness outstanding that constituted Senior Indebtedness. As of June 30, 1998, the Company's subsidiaries had approximately $484.9 million of indebtedness and other liabilities (excluding intercompany liabilities and liabilities of a type not required to be reflected as a liability on the balance sheet of such subsidiaries in accordance with generally accepted accounting principles) as to which the Company's obligations pursuant to the Debentures would have been effectively subordinated. As of June 30, 1998, the Company had approximately $705.5 million of Indebtedness and no Designated Senior Indebtedness outstanding. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries, and the incurrence of any such additional indebtedness and other liabilities could adversely affect the Company's ability to perform its obligations pursuant to the Debentures. The Company expects from time to time to incur additional indebtedness, including Senior Indebtedness, and that it and its subsidiaries will from time to time incur additional indebtedness and other liabilities.


         The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Debentures. The Trustee's claims for such payments will be senior to those of holders of the Debentures in respect of all funds collected or held by the Trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

         The Indenture provides that, if an Event of Default specified therein shall have happened and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount at maturity of the Debentures then outstanding may declare the Issue Price of the Debentures plus the Original Issue Discount on the Debentures and any liquidated damages under the Registration Rights Agreement accrued to the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the Issue Price of the Debentures plus the Original Issue Discount accrued thereon to the occurrence of such event shall automatically become and be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount at maturity of the outstanding Debentures may rescind any such acceleration with respect to the Debentures and its consequences. Interest shall accrue at the rate of 5.50% per annum and be payable on demand upon a default in the payment of the Issue Price, accrued Original Issue Discount, accrued liquidated damages, if any, or any Redemption Price, Purchase Price or Fundamental Change Redemption Price to the extent that payment of such interest shall be legally enforceable.

         Under the Indenture, Events of Default are defined as: (i) default in payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, accrued liquidated damages, if any, Redemption Price, Purchase Price or Fundamental Change Redemption Price with respect to any Debenture when such becomes due and payable (whether or not payment is prohibited by the provisions of the Indenture), provided that in the case of any failure to pay liquidated damages, such failure continues for a period of 30 days; (ii) failure by the Company to comply with any of its other agreements in the Debentures or the Indenture upon the receipt by the Company of notice of such default by the Trustee or by holders of not less than 25% in aggregate principal amount at maturity of the Debentures then outstanding and the Company's failure to cure such default within 60 days after receipt by the Company of such notice; or
(iii) certain events of bankruptcy or insolvency.

         The Trustee shall give notice to holders of the Debentures of any continuing Event of Default known to the Trustee within 90 days after the occurrence thereof, provided that the Trustee may withhold such notice if it determines in good faith that withholding the notice is in the interests of the holders.

         The holders of a majority in aggregate principal amount at maturity of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. No holder of any Debenture will have any right to pursue any remedy with respect to the Indenture or the Debentures, unless (i) such holder shall have previously given the Trustee written notice of a continuing Event of Default; (ii) the holders of at least 25% in aggregate principal amount at maturity of the outstanding Debentures shall have made a written request to the Trustee to pursue such remedy; (iii) such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee; (iv) the holders of a majority in aggregate principal amount at maturity of the outstanding Debentures have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

         However, the right of any holder (x) to receive payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price, Fundamental Change Redemption Price and any interest in respect of a default in the payment of any such amounts on a Debenture, on or after the due date expressed in such Debenture, (y) to institute suit for the enforcement of any such payments or conversion or (z) to convert Debentures shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount at maturity of the outstanding Debentures may waive an existing Event of Default and its consequences, other than (i) any default in any payment on the Debentures, (ii) any default with respect to the conversion rights of the Debentures or (iii) any default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each Debenture as described in "Modification" below. The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture.

REGISTRATION RIGHTS

         The Company entered into a registration rights agreement, dated April 21, 1998, with the initial purchaser in the initial private placement (the "Registration Rights Agreement") pursuant to which the Company, at its expense, will, for the benefit of the holders, file with the Commission the Shelf Registration Statement covering resale of the Registrable Securities as soon as practicable, but in any event within 90 days after the first date of original issuance of the Debentures. The Company will use its best efforts to cause the Shelf Registration Statement to become effective as promptly as is practicable, but in any event within 180 days of such first date of original issuance and to keep the Shelf Registration Statement effective until the earlier of (i) the sale pursuant to the Shelf Registration Statement of all the securities registered thereunder and (ii) the expiration of the holding period applicable to such securities held by persons that are not affiliates of the Company under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. The Company will be permitted to suspend the use of the prospectus that is a part of the Shelf Registration Statement under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events for a period not to exceed 30 days in any three-month period or not to exceed an aggregate of 90 days in any 12-month period; provided, however, that the Company will be permitted to suspend the use of the prospectus for a period not to exceed 60 days in any 3-month period or 90 days in any 12-month period under certain circumstances relating to probable acquisitions, acquisitions, financings or similar transactions. The Company has agreed to pay predetermined liquidated damages as described herein ("Liquidated Damages") to holders of Debentures and holders of Conversion Shares if the Shelf Registration Statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above. Such Liquidated Damages shall accrue until such failure to file or become effective or unavailability is cured, (i) in respect of any Debenture, at a rate per annum equal to 0.25% for the first 90 day period after the occurrence of such event and 0.5% thereafter of the

Applicable Principal Amount (as defined) at maturity thereof and, (ii) in respect of any shares of Common Stock, at a rate per annum equal to 0.25% for the first 90 day period and 0.5% thereafter of the then Applicable Conversion Price (as defined). A holder who sells Debentures and Conversion Shares pursuant to the Shelf Registration Statement generally will be required to be named as a selling stockholder in the related prospectus, deliver a prospectus to purchasers of such Debentures and/or Conversion Shares and be bound by certain provisions of the Registration Rights Agreement that are applicable to such holder (including certain indemnification provisions). The Company will pay all expenses of the Shelf Registration Statement, provide to each registered holder copies of such prospectus, notify each registered holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Debentures and the Conversion Shares. The plan of distribution of the Shelf Registration Statement will permit resales of Registrable Securities by selling security holders through brokers and dealers. The term "Applicable Principal Amount" means, as of any date of determination, with respect to each $1,000 principal amount at maturity of Debentures, the sum of the initial issue price of such Debenture ($337.85) plus accrued Original Issue Discount with respect to such Debenture through such date of determination or, if no Debentures are then outstanding, such sum calculated as if such Debentures were then outstanding. The term "Applicable Conversion Price" means, as of any date of determination, the Applicable Principal Amount per $1,000 principal amount at maturity of Debentures as of such date of determination divided by the Conversion Rate in effect as of such date of determination or, if no Debentures are then outstanding, the Conversion Rate that would be in effect were Debentures then outstanding.

         The summary herein of certain provisions of the Registration Rights Agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

MERGERS AND SALES OF ASSETS BY THE COMPANY

         The Company may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other items, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia,
(ii) such successor person assumes all obligations of the Company under the Debentures and the Indenture and (iii) the Company or such successor person shall not immediately thereafter be in default under the Indenture. Upon the assumption of the Company's obligations by such person in such circumstances, subject to certain exceptions, the Company shall be discharged from all obligations under the Debentures and the Indenture. Certain such transactions which would constitute a Fundamental Change would permit each holder to require the Company to redeem the Debentures of such holder as described under "Redemption at Option of the Holder Upon a Fundamental Change."

MODIFICATION

         Modification and amendment of the Indenture or the Debentures may be effected by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the Debentures then outstanding. Notwithstanding the foregoing, no such amendment may, without the consent of each holder affected thereby: (i) reduce the principal amount at maturity, Issue Price, Purchase Price, Fundamental Change Redemption Price or Redemption Price, or extend the stated maturity of any Debenture or alter the manner or rate of accrual of Original Issue Discount or interest, or make any Debenture payable in money or securities other than that stated in the Debenture; (ii) make any change to the principal amount at maturity of Debentures whose holders must consent to an amendment or any waiver under the Indenture or modify the Indenture provisions relating to such amendments or waivers; (iii) make any change that adversely affects the right to convert any Debenture or the right to require the Company to purchase a Debenture or the right to require the Company to redeem a Debenture upon a Fundamental Change;
(iv) modify the provisions of the Indenture relating to the subordination of the Debentures in a manner adverse to the holders of the Debentures in any material respect; or (v) impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the Debentures. The Indenture also provides for certain modifications of its terms without the consent of the holders. No amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding, unless the holders of such Senior Indebtedness (as required pursuant to the terms of such Senior Indebtedness) consent to such change.

TAXATION OF DEBENTURES

         See "Certain Federal Income Tax Considerations" for a discussion of certain tax considerations relevant to a holder of Debentures.

INFORMATION CONCERNING THE TRUSTEE

         State Street Bank and Trust Company of California, N.A., as Trustee under the Indenture, has been appointed by the Company as paying agent, conversion agent, registrar and custodian with regard to the Debentures.


DEFINITION OF CERTAIN TERMS

        "Business Day" means each day of the year on which banking institutions are not required or authorized to close in The City of New York or the city in which the Corporate Trust Office is located.

        "Conversion Agent" means an office or agency where Debentures may be presented for conversion into Common Stock.

        "Corporate Trust Office" or other similar term, shall mean the principal office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office is, at the date as of which this Indenture is dated, located at 633 West 5th Street, 12th Floor, Los Angeles, California 90071, Attention: Corporate Trust Department (Atmel Corporation, Zero Coupon Convertible Subordinated Debentures due 2018).

        "Current Market Price" per share of the Common Stock on any date of determination means the average of the daily closing prices of the Common Stock on the Nasdaq National Market for the 5 consecutive trading days ending on and including such date of determination. The last reported sale price for each day shall be (i) if the Common Stock is listed on the Nasdaq National Market, the last reported sale price of Common Stock on the Nasdaq National Market, or any similar system of automated dissemination of quotations of securities prices then in common use, if so quoted, (ii) if the Common Stock is not listed or admitted for trading as described in clause (i), the last reported sale price of the Common Stock on the NYSE or if the Common Stock is listed or admitted for trading on any other national securities exchange, the last sale price, or the closing bid price if no sale occurred, of the Common Stock on the principal securities exchange on which the Common Stock is listed, or (iii) if not quoted or listed as described in clauses (i) or (ii), the mean between the high bid and low asked quotations for Common Stock as reported by the National Quotation Bureau Incorporated if at least two securities dealers have inserted both bid and asked quotations for the Common Stock on at least 5 of the 10 preceding Trading Days. If none of the conditions set forth above is met, the last reported sale price of Common Stock on any day or the average of such last reported sale prices for any period shall be the fair market value of the Common Stock as determined by a member firm of the NYSE selected by the Company.

        "Depositary" means, with respect to the Debentures issuable or issued in whole or in part in global form, the Depository Trust Company with respect to the Debentures, until a successor shall have been appointed and become such pursuant to the applicable provisions of this Indenture, and thereafter, "Depositary" shall mean or include such successor.

        "Holder" or "Securityholder" means a Person in whose name a Debenture is registered on the Registrar's books.

        "Paying Agent" means an office or agency where Debentures may be presented for purchase or payment.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof.

        "Principal" or "Principal Amount" of a Debenture means the principal amount as set forth on the face of the Debenture.

        "Purchase Notice" means a written notice delivered to the Paying Agent by the Holder.

        "Registrable Securities" means the Debentures and the Conversion Shares, until such securities have been converted or exchanged, and, at all times subsequent to any such conversion or exchange, any securities into or for which such securities have been converted or exchanged, and any security issued with respect thereto upon any stock dividend, split or similar event until, in the case of any such security, (A) the earliest of (i) its effective registration under the Securities Act and resale in accordance with the Registration Statement covering it, (ii) expiration of the holding period that would be applicable thereto under Rule 144(k) were it not held by an Affiliate of the Company or (iii) its sale to the public pursuant to Rule 144, and (B) as a result of the event or circumstance described in any of the foregoing clauses
(i) through (iii), the legends with respect to transfer restrictions required under the Indenture are removed or removable in accordance with the terms of the Indenture.

        "Significant Subsidiary" means, with respect to any Person, a Subsidiary of such Person organized under the laws of the United States of America, any state thereof, or the District of Columbia that would constitute a "significant subsidiary" as such term is defined under Rule 1-02 of Regulation S-X of the Securities and Exchange Commission.

        "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or managing general partner of which is such Person or a subsidiary of such Person or (b) the only general partners of which are such Person or of one or more subsidiaries of such Person (or any combination thereof).

        "Trading Day" means a day during which trading in securities generally occurs on the Nasdaq National Market or, if the applicable security is not quoted on the Nasdaq National Market, on the NYSE, or if the applicable security is not listed on the NYSE, on the principal other national or regional securities exchange on which the applicable security is then listed or, if the applicable security is not listed on a national or regional securities exchange, on the principal other market on which the applicable security is then traded.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Debentures and Common Stock to U.S. Holders (as defined below), and certain material U.S. federal income and estate tax consequences relating to the purchase, ownership and disposition of the Debentures and Common Stock to Non-U.S. Holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax results described herein, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of acquiring or holding Debentures or Common Stock.

         This discussion does not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances (such as the alternative minimum tax provisions of the Code), or to certain categories of investors (such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities, or persons who hold Debentures or Common Stock as part of a hedge, conversion or constructive sale transaction, or straddle or other risk reduction transaction) that may be subject to special rules. This discussion is limited to holders of Debentures who hold the Debentures and any Common Stock into which the Debentures are converted as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

         PERSONS CONSIDERING THE PURCHASE OF A DEBENTURE SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE DEBENTURES AND COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

U.S. HOLDERS

         As used herein, the term "U.S. Holder" means a holder of a Debenture or Common Stock that is for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions. As used herein, the term Non-U.S. Holder means a holder of a Debenture or Common Stock that is not a U.S. Holder.


         Original Issue Discount on the Debentures. The Debentures were issued at a substantial discount from their stated redemption price at maturity. For federal income tax purposes, the excess of the stated redemption price at maturity of each Debenture over its issue price constitutes original issue discount ("Original Issue Discount"). The issue price of the Debentures is equal to the initial price at which a substantial amount of the Debentures were sold (not including sales to underwriters or placement agents, including the Initial Purchaser). U.S. Holders of the Debentures will be required to include Original Issue Discount in income as it accrues, in accordance with the constant yield method described below, before receipt of the cash attributable to such income, regardless of such U.S. Holder's regular method of accounting for U.S. federal income tax purposes. A U.S. Holder of a Debenture must include in gross income for U.S. federal income tax purposes the sum of the daily portions of Original Issue Discount with respect to the Debenture for each day during the taxable year or portion of a taxable year on which such U.S. Holder holds the Debenture. The daily portion is determined by allocating to each day of each accrual period a pro rata portion of an amount equal to the adjusted issue price of the Debenture at the beginning of the accrual period multiplied by the yield to maturity of the Debenture (determined by compounding at the close of each accrual period and adjusted for the length of the accrual period). The adjusted issue price of a Debenture at the start of any accrual period will be the issue price of the Debenture increased by the accrued Original Issue Discount for each prior accrual period. Under these rules, U.S. Holders will have to include in gross income increasingly greater amounts of Original Issue Discount in each successive accrual period. A U.S. Holder's original tax basis for determining gain or loss on the sale or other disposition of a Debenture will be increased by any accrued Original Issue Discount includible in such U.S. Holder's gross income.


         There are several circumstances under which the Company could make a payment on a Debenture which would affect the yield to maturity of a Debenture, including (as described under "Description of Debentures") the payment of Liquidated Damages due to the failure to effect the Shelf Registration Statement, or certain redemptions or repurchases of Debentures. According to Treasury Regulations, the possibility of a change in the yield will not be treated as affecting the amount of Original Issue Discount required to be realized by a holder (or the timing of such recognition) if the likelihood of the change, as of the date the debt obligations are issued, is remote. The Company intends to report on the basis that the likelihood of any change in the yield on the Notes is remote. The Company also intends to report on the basis that there is no alternative payment schedule that would minimize the yield on the Debentures to the Company.


         Market Discount. Any principal payment or gain realized by a U.S. Holder on disposition or retirement of a Debenture will be treated as ordinary income to the extent that there is accrued market discount on the Debenture. The amount of market discount on a Debenture for a holder will equal the excess of the adjusted issue price of such Debenture over the initial tax basis of such Debentures in the hands of such holder. To the extent a holder exchanges or converts a Debenture into Common Stock in a transaction that is otherwise tax free, any accrued market discount will carry over and generally be recognized upon a disposition of the Common Stock. Unless a U.S. Holder irrevocably elects to accrue market discount under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. Holder has held the obligation and the denominator of which is the number of days from the date the holder acquired the obligation until its maturity. A U.S. Holder may be required to defer a portion of its interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a Debenture purchased with market discount. Any such deferred interest expense would not exceed the market discount that accrues during such taxable year and is, in general, allowed as a deduction not later than the year in which such market discount is includable in income. If the holder elects to include market discount in income currently as it accrues on all market discount instruments acquired by the U.S. Holder in that taxable year or thereafter, (i) the interest deferral described above will not apply and (ii) market discount will not carry over into Common Stock as described above. Any such election is terminable only with the consent of the IRS and applies to all market discount bonds acquired during or after the year for which it is made.

         Acquisition Premium. A U.S. Holder will be considered to have "acquisition premium" to the extent the U.S. Holder's initial tax basis in a Debenture is greater than (x) the adjusted issue price of such Debenture but less than (y) the stated redemption price at maturity of such Debenture. Acquisition premium may offset the amount of Original Issue Discount received on such Debenture that the U.S. Holder is required to include in income.

         Amortizable Bond Premium. If a U.S. Holder's initial tax basis in a Debenture (less an amount attributable to the conversion feature of the Debenture) is greater than the stated redemption price at maturity, such U.S. Holder generally will not be required to include Original Issue Discount in income.

         Sale, Exchange or Retirement of the Debentures. Upon the sale, exchange or retirement of a Debenture, including as a result of a tender upon the occurrence of a Fundamental Change, and, except as discussed in the next paragraph on a Purchase Date, a holder will recognize gain or loss equal to the difference between the sale or redemption proceeds and the U.S. Holder's adjusted tax basis in the Debenture.

         If a U.S. Holder elects to exercise its option to tender the Debentures to the Company on a Purchase Date and the Company issues Common Stock in satisfaction of all or part of the Purchase Price, the exchange of the Debentures for Common Stock should qualify as a reorganization for federal income tax purposes. Thus, if the Purchase Price is paid solely in Common Stock, except to the extent the Common Stock is considered attributable to Original Issue Discount not previously included in income (which is taxable as ordinary income), or in the case of a fractional share described below, a U.S. Holder should not be required to recognize any gain and would not be permitted to recognize any loss. If the Purchase Price is paid in a combination of Common Stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the U.S. Holder would be recognized, but only to the extent of the cash received. A U.S. Holder's initial tax basis in the Common Stock received would be equal to such U.S. Holder's adjusted tax basis in the Debenture tendered (except for any portion allocable to a fractional share of Common Stock), increased by the amount of gain recognized (other than with respect to a fractional share) and decreased by the amount of any cash received (except cash received in lieu of a fractional share). The holding period for Common Stock received in the exchange would include the holding period of the Debenture tendered to the Company in exchange therefor. The receipt of cash in lieu of a fractional share of Common Stock should generally result in capital gain or loss, measured by the difference between the amount of cash received for the fractional share and the U.S. Holder's tax basis in the fractional share interest.

         A holder's adjusted tax basis in a Debenture will generally equal the holder's cost of the Debenture increased by any original issue discount and accrued market discount previously included in income by such holder with respect to such Debenture and decreased by any payments received thereon. Except to the extent of any accrued market discount, gain or loss realized on the sale, exchange or retirement of a Debenture will generally be capital gain or loss and will be long-term capital gain or loss if the Debenture is held for more than one year. For individual U.S. Holders, the maximum rate of United States federal income tax generally is 28% if the Debenture disposed of is held for more than one year but not more than 18 months, and the maximum rate is 20% if the Debenture disposed of is held more than 18 months.

         Conversion of Debentures. A U.S. Holder's conversion of a Debenture into Common Stock will generally not be a taxable event (except to the extent the Common Stock is considered attributable to Original Issue Discount not previously included in income (which is taxable as ordinary income), or with respect to cash received in lieu of a fractional share). A U.S. Holder's basis in the Common Stock received on conversion of a Debenture will be the same as the U.S. Holder's basis in the Debenture at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion will include the holding period of the Debenture converted. The receipt of cash in lieu of fractional Common Stock should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and the U.S. Holder's tax basis in the fractional share interest).

         Dividends; Adjustment of Conversion Price. Dividends, if any, paid on the Common Stock generally will be includable in the income of a U.S. Holder as ordinary income to the extent of the U.S. Holder's ratable share of the Company's current or accumulated earnings and profits.

         If at any time the Company makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Rate of the Debentures is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. Holders of Debentures. If the Conversion Rate is increased at the discretion of the Company or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to U.S. Holders of Debentures.

         Sale of Common Stock. Upon the sale or exchange of Common Stock, U.S. Holders generally will recognize capital gain or capital loss (except to the extent of any accrued market discount not previously included in income) equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such shares. For individual U.S. Holders, the maximum rate of United States federal income tax generally is 28% if the Common Stock disposed of is held for more than one year but not more than 18 months, and the maximum rate is 20% if the Common Stock disposed of is held more than 18 months.

NON-U.S. HOLDERS

         The following discussion is a summary of the principal United States federal income and estate tax consequences resulting from the ownership of the Debentures or Common Stock by Non-U.S. Holders.

         Withholding Tax on Payments of Principal and Original Issue Discount on Debentures. The payment of principal (including any Original Issue Discount included therein) of a Debenture by the Company or any paying agent of the Company to any Non-U.S. Holder will not be subject to United States federal withholding tax, provided that in the case of the payment of cash in respect of Original Issue Discount (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company, (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company within the meaning of the Code and,
(iii) either (A) the beneficial owner of the Debenture certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address on United States Treasury Form W-8 (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Debenture, certifies under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof. Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to Original Issue Discount on a Debenture if such Original Issue Discount is effectively connected with a U.S. trade or business of the Non-U.S. Holder. Effectively connected Original Issue Discount received by a corporate Non- U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Such effectively connected Original Issue Discount will not be subject to withholding tax if the holder delivers an IRS Form 4224 (and, beginning January 1, 2000, a Form W-8) to the payor.

         Dividends. Dividends, if any, paid on the Common Stock to a Non-U.S. Holder generally will be subject to a 30% United States federal withholding tax, subject to reduction for Non-U.S. Holders eligible for the benefits of certain income tax treaties. Currently, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, the Company will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under Treasury Regulations effective for payments after December 31, 1999, holders will be required to satisfy certain applicable certification requirements to claim treaty benefits. Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the U.S. by the Non- U.S. Holder. If such Non-U.S. Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

         Gain on Disposition of the Debentures and Common Stock. A Non-U.S. Holder generally will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of a Debenture, including the exchange of a Debenture for Common Stock, or the sale or exchange of Common Stock unless (i) in the case of an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) has a "tax home" in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to an office or other fixed place of business in the United States, (ii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates, (iii) the gain is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder, or (iv) in the case of the disposition of Common Stock, the Company is a U.S. real property holding corporation. The Company does not believe that it is currently a "United States real property holding corporation" or that it will become one in the future.

         U.S. Federal Estate Tax. A Debenture held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company and, at the time of the individual's death, payments with respect to such Debenture would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common Stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         U.S. Holders. Information reporting will apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the Debentures or shares of Common Stock made by the Company with respect to certain noncorporate U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. Holder's federal income tax, provided that the required information is provided to the IRS.

         Non-U.S. Holders. The Company must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

         Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of principal, including cash payments in respect of Original Issue Discount, on the Debentures by the Company or any agent thereof to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption (provided that neither the Company nor its agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds on the disposition of Debentures or shares of Common Stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. Holder of Debentures or shares of Common Stock to or through a foreign office of a broker will not be subject to backup withholding or information reporting. However, if such broker is a U.S. person, a controlled foreign corporation for United States tax purposes, or a foreign person, 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder's Non-U.S. status and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption. Any amount withheld under the backup withholding rules is allowable as a credit against the Non-U.S. Holder's federal income tax, provided that the required information is provided to the IRS. Recently finalized Treasury Regulations would modify the application of information reporting requirements and the back-up withholding tax to Non-U.S. Holders effective January 1, 2000.

                             SELLING SECURITYHOLDERS


         The Debentures were originally issued by the Company in a private placement and were resold by the initial purchaser thereof to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act). The Debentures and the Conversion Shares that may be offered pursuant to this Prospectus will be offered by the Selling Securityholders. The following table sets forth certain information concerning the principal amount at maturity of Debentures beneficially owned by each Selling Securityholder and the number of Conversion Shares that may be offered from time to time pursuant to this Prospectus.


        From time to time, Deutsche Bank Securities Inc. or its affiliates, have provided, and may continue to provide, investment banking services to the Company, for which they received or will receive customary fees. None of the Selling Securityholders has had any position, office or other material relationship with the Company or its affiliates within the past three years.


                                                                 PRINCIPAL
                                                                 AMOUNT AT
                                                                MATURITY OF                         NUMBER OF
                                                                DEBENTURES                         CONVERSION
                                                               BENEFICIALLY     PERCENTAGE OF      SHARES THAT      AMOUNT OF
                                                                OWNED THAT       DEBENTURES          MAY BE       COMMON STOCK
            NAME OF SELLING SECURITYHOLDER                      MAY BE SOLD      OUTSTANDING       SOLD(1)(2)        OWNED
-----------------------------------------------------------  -------------------------------------------------------------------
Argent Classic Convertible Arbitrage Fund  L.P.............   $ 25,200,000           7.4            352,372            *
BancAmerica Robertson Stephens.............................        500,000            *               6,991            *
Black Diamond, Ltd.........................................      2,367,000            *              33,097            *
Black Diamond Partners, L.P................................      2,107,000            *              29,462            *
CFW-C, L.P.................................................     10,000,000           2.9            139,830            *
Deutsche Bank A.G..........................................     51,500,000          15.1            720,124            *
Deutsche Bank Securities Inc...............................      8,500,000           2.5            118,855            *
Donaldson Lufkin & Jenrette Securities Corporation.........     11,000,000           3.2            153,813            *
Double Black Diamond Offshore LDC..........................        998,000            *              13,955            *
GPZ Trading LLC............................................     10,000,000           2.9            139,830            *
HBK Cayman L.P. ...........................................     34,320,000          10.1            479,897            *
HBK Offshore Fund Ltd. ....................................     75,180,000          22.1          1,051,242            *
Highbridge Capital Corp....................................     15,160,000           4.4            209,745            *
Inland Foundation Inc......................................         30,000            *                 419            *
Lehman Brothers, Inc.......................................      4,000,000           1.1             55,932            *
Merrill Lynch Pierce Fenner & Smith Inc....................      5,000,000           1.4             69,915            *
Minnesota Mutual Life Insurance Company....................      2,270,000            *              31,741            *
Morgan Stanley Dean Witter.................................     30,000,000           8.8            419,490            *
NationsBanc Montgomery Securities LLC......................     10,000,000           2.9            139,830            *
Paloma Securities L.L.C....................................      4,500,000           1.3             62,923            *
Q. Investments, L.P. ......................................      8,250,000           2.4            115,360            *
R2 Investments, L.D.C. ....................................      6,750,000           2.0             94,385            *
Shepherd Investments International, Ltd. ..................      4,850,000           1.4             67,818            *
Silverton International Fund Limited.......................      4,500,000           1.3             62,923            *
SoundShore Partners L.P....................................      1,500,000            *              20,974            *
Stark International........................................      4,850,000           1.4             67,818            *

                                                                 PRINCIPAL
                                                                 AMOUNT AT
                                                                MATURITY OF                         NUMBER OF
                                                                DEBENTURES                         CONVERSION
                                                               BENEFICIALLY     PERCENTAGE OF      SHARES THAT      AMOUNT OF
                                                                OWNED THAT       DEBENTURES          MAY BE       COMMON STOCK
            NAME OF SELLING SECURITYHOLDER                      MAY BE SOLD      OUTSTANDING       SOLD(1)(2)        OWNED
-----------------------------------------------------------  -------------------------------------------------------------------
TQA Leverage Fund, L.P.....................................      2,000,000            *              27,966            *
TQA Vantage Fund, Ltd......................................      3,000,000            *              41,949            *
TQA Vantage Plus Fund, Ltd.................................      1,000,000            *              13,983            *
UBS A.G. (London)..........................................      3,500,000           1.0             48,941            *
Warburg Dillon Read LLC....................................     10,750,000           3.2            150,317            *
Worldwide Transactions, Ltd................................        368,000            *               5,145            *
Any other holders of Debentures or future transferees,
pledgees, donees of or from any such holder (3)(4).........             --            --                 --           --



----------
 *    Less than 1%.

(1) Assumes conversion of the full amount of Debentures held by such holder at the initial conversion rate of 13.983 shares per $1,000 principal amount at maturity of Debentures; such conversion rate is subject to adjustment as described under "Description of Debentures--Conversion of Debentures." Accordingly, the number of shares of Common Stock issuable upon conversion of the Debentures may increase or decrease from time to time. Under the terms of the Indenture, cash will be paid in lieu of issuing fractional shares, if any, upon conversion of the Debentures.


(2) The number of Conversion Shares held by each holder named herein, except HBK Offshore Fund Ltd., is less than 1% of the Company's outstanding Common Stock as of June 30, 1998.


(3) Information concerning other Selling Securityholders will be set forth in supplements to this Prospectus from time to time, if required.

(4) Assumes that any other holders of Debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of Debentures, do not beneficially own any Common Stock other than the Conversion Shares issuable upon conversion of the Debentures at the initial conversion rate.

         The preceding table has been prepared based upon the information furnished to the Company by the Selling Securityholders named therein. Unless otherwise indicated, none of the Selling Securityholders has, or within the past three years has had, any position, office of other material relationship with the Company or any of its affiliates.


         Generally, only Selling Securityholders identified in the foregoing table who beneficially own the Debentures set forth opposite their respective names may sell such Debentures pursuant to the Shelf Registration Statement, of which this Prospectus forms a part. The Company may from time to time include additional Selling Securityholders in supplements or amendments to this Prospectus.


         The Selling Securityholders identified above may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their Debentures since the date on which the information in the preceding table is presented. Information concerning the Selling Securityholders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. Because the Selling Securityholders may offer all or some of the Debentures that they hold and/or Conversion Shares pursuant to the offering contemplated by this Prospectus, no estimate can be given as to the amount of the Debentures or Conversion Shares that will be held by the Selling Securityholders upon the termination of this offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

         The Company will not receive any of the proceeds of the sale of the Debentures and the Conversion Shares (the "Securities") offered hereby. The Securities may be sold from time to time to purchasers directly by the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time offer the Securities through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Securities for whom they may act as agent. The Selling Securityholders and any such broker-dealers or agents who participate in the distribution of the Securities may be deemed to be "underwriters," and any profits on the sale of the Securities by them and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Securityholders may be deemed to be underwriters, the Selling Securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.


         The Registrable Securities offered hereby may be sold from time to time directly by the Selling Securityholders or, alternatively, through underwriters, broker-dealers or agents. If the Securities are sold through underwriters or broker-dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent's commissions. Such Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions or crosses, i.e., transactions in which the same broker acts as an agent in both sides of the trade) (i) on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of the sale (including the Nasdaq National Market in the case of the Common Stock),
(ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (iv) through the writing of options. In connection with sales of the Securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Securities in the course of hedging in positions they assume. The Selling Securityholders may also sell Securities short and deliver Securities to close out short positions, or loan or pledge Securities to broker-dealers that in turn may sell such Securities.


         To the best knowledge of the Company, there are currently no plans, arrangement or understandings between any Selling Securityholders and any underwriter, broker-dealer or agent regarding the sale of the Securities by the Selling Securityholders. There is no assurance that any Selling Securityholder will sell any or all of the Securities offered by it hereunder or that any such Selling Securityholder will not transfer, devise or gift such Securities by other means not described herein.

         The outstanding Common Stock is listed for trading on the Nasdaq National Market under the symbol "ATML". The Company does not intend to apply for listing of the Debentures on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the Debentures. See "Risk Factors--Absence of Public Market."


         There can be no assurance that any Selling Securityholder will sell any or all of the Debentures or Conversion Shares registered pursuant to the Registration Statement of which this Prospectus forms a part. In addition, any securities covered by the Registration Statement of which this Prospectus forms a part that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus.


         The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of any of the Securities by the Selling Securityholders and any other such person. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the particular Securities being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

         Pursuant to the Registration Rights Agreement entered into in connection with the offer and sale of the Debentures by the Company, each of the Company and the Selling Securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

         The Company has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.


                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the Debentures and the Conversion Shares offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS


         The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in this Prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report dated January 15, 1998 thereon incorporated herein by reference.

================================================================================

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy the securities described herein by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in and which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Under no circumstances shall the delivery of this Prospectus or any sale made pursuant to this Prospectus create any implication that the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

                            -------------------------


                                TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
Available Information ................................................         2
Documents Incorporated by Reference ..................................         2
Forward-Looking Statements ...........................................         3
Prospectus Summary ...................................................         4
Risk Factors .........................................................         7
Use of Proceeds ......................................................        16
Ratio of Earnings to Fixed Charges ...................................        16
Description of Debentures ............................................        17
Certain Federal Income Tax Considerations ............................        33
Selling Securityholders ..............................................        38
Plan of Distribution .................................................        40
Legal Matters ........................................................        41
Experts ..............................................................        41

================================================================================

================================================================================



                                ATMEL CORPORATION


                          $340,400,000 AT MATURITY OF

                      ZERO COUPON CONVERTIBLE SUBORDINATED
                               DEBENTURES DUE 2018
                                       AND
                             SHARES OF COMMON STOCK
                        ISSUABLE UPON CONVERSION THEREOF




                             -----------------------

                                   PROSPECTUS

                             -----------------------




                                        , 1998



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the Selling Securityholders. All amounts are estimated except the Securities and Exchange Commission registration fee.


                                                                          AMOUNT
                                                                         -------
SEC registration fee ....................................                $27,741
Accounting fees and expenses ............................                $10,000
Legal fees and expenses .................................                $15,000
Miscellaneous fees and expenses .........................                $ 7,259
                                                                         -------
Total ...................................................                $60,000


ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 317 of the California Corporations Code authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article IV of the Company's Restated Articles of Incorporation and
Article VI of the Company's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California Corporations Code. In addition, the Company has entered into Indemnification Agreements with its officers and directors which, among other things, (i) require the indemnification of such individuals in circumstances where indemnification would otherwise be permissive, (ii) require the Company to maintain in effect directors' and officers' liability insurance covering such individuals, unless such insurance is not available on reasonable terms, (iii) require the Company to advance expenses incurred by such individuals in connection with the investigation, defense, settlement or appeal of any proceeding, provided that such individuals undertake to repay any amounts for which such individual is ultimately determined not to be entitled to indemnification, (iv) establish the presumption that the indemnified party has met the applicable standard of conduct required for indemnification and (v) set forth certain notice procedures in the event of a threat or the commencement of a proceeding. The Company has obtained insurance on behalf of its officers and directors against losses arising from any claim asserted against or incurred by such individuals in any such capacity, subject to certain exclusions.

         The Company understands that the staff of the Securities and Exchange Commission is of the opinion that statutory, charter and contractual provisions as are described above have no effect on claims arising under the federal securities laws.

ITEM 16.   EXHIBITS



  EXHIBIT
  NUMBER                                    DESCRIPTION OF DOCUMENT
----------   ------------------------------------------------------------------------------------------
4.1          Indenture, dated as of April 21, 1998, between the Company and State Street Bank and Trust
             Company of California, N.A., as Trustee, including the form of Debenture.*

4.2          Form of Debenture (included in Exhibit 4.1).*

4.3          Registration Rights Agreement, dated as of April 21, 1998, between the Company and Morgan
             Stanley & Co. Incorporated.*

5.1          Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*

12.1         Statement re computation of ratios.

23.1         Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in
             Exhibit 5.1).*

23.2         Consent of PricewaterhouseCoopers LLP.

24.1         Power of Attorney (see page II-4).*

25.1         Statement of Eligibility Under the Trust Indenture Act of 1939 of a Corporation Designated
             to Act as Trustee on Form T-1.*

------------
* Previously filed.

ITEM 17.   UNDERTAKINGS

      1.      The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

              (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. Insofar as indemnification of liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      4. The undersigned registrant hereby undertakes that:

              (a) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

              (b) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Jose, State of California, on October 5, 1998.

                                         ATMEL CORPORATION


                                         By /s/ George Perlegos
                                           ------------------------------------
                                           George Perlegos
                                           President and Chief Executive Officer


                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George Perlegos and Donald Colvin, and each of them, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments or supplements to this Registration Statement on Form S-3 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes,may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 NAME                                    TITLE                               DATE
-------------------------------------   ---------------------------------------------  -----------------

        /s/ George Perlegos             President, Chief Executive Officer
-------------------------------------   and Chairman of the Board of Directors          October 5, 1998
            George Perlegos             (Principal Executive Officer)


         /s/ Donald Colvin              Vice President, Finance and Chief Financial
-------------------------------------   Officer                                         October 5, 1998
             Donald Colvin              (Principal Financial and Accounting Officer)

           /s/ Norm Hall                Director
-------------------------------------                                                   October 5, 1998
               Norm Hall

         /s/ Gust Perlegos              Director
-------------------------------------                                                   October 5, 1998
             Gust Perlegos

        /s/ T. Peter Thomas             Director
-------------------------------------                                                   October 5, 1998
            T. Peter Thomas

        /s/ Tsung-Ching Wu              Director
-------------------------------------                                                   October 5, 1998
            Tsung-Ching Wu

                                 EXHIBIT INDEX



  EXHIBIT
  NUMBER                                    DESCRIPTION OF DOCUMENT
----------   ------------------------------------------------------------------------------------------
4.1          Indenture, dated as of April 21, 1998, between the Company and State Street Bank and Trust
             Company of California, N.A., as Trustee, including the form of Debenture.*

4.2          Form of Debenture (included in Exhibit 4.1).*

4.3          Registration Rights Agreement, dated as of April 21, 1998, between the Company and Morgan
             Stanley & Co. Incorporated.*

5.1          Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*

12.1         Statement re computation of ratios.

23.1         Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in
             Exhibit 5.1).*

23.2         Consent of PricewaterhouseCoopers LLP.

24.1         Power of Attorney (see page II-4).*

25.1         Statement of Eligibility Under the Trust Indenture Act of 1939 of a Corporation Designated
             to Act as Trustee on Form T-1.*

------------
* Previously filed.